 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For March 15, 2017

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel 4250708

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Index

1.	Cellcom Israel Announces Fourth Quarter and Full Year 2016 Results

2.	Cellcom Israel Ltd. and Subsidiaries – Consolidated Financial Statements As at December 31, 2016 (Audited)

3.	Management Annual Report on Internal Control over Financial Reporting

Item 1

Cellcom Israel announces

fourth Quarter and full year 2016 Results
------------------------

Cellcom Israel concludes 2016 with net income of NIS 150 million and EBITDA1 of NIS 858 million.

Nir Sztern, Cellcom CEO said: “The Company continues its successful activity in the fixed-line market and reports of approximately 122,000 Cellcom tv households and more than 180,000 households in the landline wholesale market to date."

----

2016 Full Year Highlights (compared to 2015):

▪	Total Revenues totaled NIS 4,027 million ($1,047 million) compared to NIS 4,180 million ($1,087 million) last year, a decrease of 3.7%

▪	Service revenues totaled NIS 3,033 million ($789 million) compared to NIS 3,132 million ($815 million) last year, a decrease of 3.2%

▪	EBITDA[1] totaled NIS 858 million ($223 million) compared to NIS 872 million[2] ($227 million) last year, a decrease of 1.6%

▪	EBITDA margin 21.3%, an increase from 20.9% last year.

▪	Operating income totaled NIS 310 million ($80 million) similar to last year.

▪	Net income totaled NIS 150 million ($39 million) compared to NIS 97 million ($25 million) last year, an increase of 54.6%

▪	Free cash flow[1] totaled NIS 416 million ($108 million) compared to NIS 494 million ($128 million) last year, a decrease of 15.8%

▪	Cellular subscriber base totaled approximately 2.801 million subscribers (at the end of December 2016)

______________________

1 Please see "Use of Non-IFRS financial measures" section in this press release.

2 EBITDA for 2015 includes a one-time expense in the amount of approximately NIS 30 million as a result of entering a collective employment agreement.

Fourth Quarter 2016 Highlights (compared to fourth quarter of 2015):

▪	Total Revenues totaled NIS 984 million ($256 million) compared to NIS 1,046 million ($272 million) in the fourth quarter last year, a decrease of 5.9%

▪	Service revenues totaled NIS 719 million ($187 million) compared to NIS 757 million ($197 million) in the fourth quarter last year, a decrease of 5.0%

▪	EBITDA[1] totaled NIS 173 million ($45 million) compared to NIS 225 million ($59 million) in the fourth quarter last year, a decrease of 23.1%

▪	EBITDA margin 17.6%, a decrease from 21.5% in the fourth quarter last year.

▪	Operating income totaled NIS 32 million ($8 million) compared to NIS 79 million ($21 million) in the fourth quarter last year, a decrease of 59.5%

▪	Net income totaled NIS 14 million ($4 million) compared to NIS 19 million ($5 million) in the fourth quarter last year, a decrease of 26.3%

▪	Free cash flow[1] totaled NIS 83 million ($22 million) compared to NIS 121 million ($31 million) in the fourth quarter last year, a decrease of 31.4%

Nir Sztern, the Company's Chief Executive Officer, referred to the results of the full year and fourth quarter:

"Throughout 2016, we continued to be affected by the intensity of the competition in the cellular market while strengthening our position as a communications group. This is a year in which the Group's strategy of intensifying our activity as a communications group bore significant fruit.

The Cellcom tv success continues and expands, and there is no doubt that we offer an alternative to the Israeli consumer and generate competition in the market. To date, approximately 122,000 households have subscribed to Cellcom tv services, enjoying an advanced TV experience.

We continue to work actively in the landline market and to date, more than 180,000 households have subscribed to our internet infrastructure services. This achievement is even more impressive in light of the many challenges posed by the implementation of the reform in this market. We achieved all this alongside continuous successful landline solutions to business customers, offering IPVPN communications solutions, business continuity services, landline transmission services and PRI lines, data security services, fixed-line telephony services, cloud storage solutions and IOT services.

Signing the network sharing agreements with Electra Consumer Products and Xfone 018, will ensure revenues while reducing investment to the Group over the coming decade, with an ability to offer advanced high quality cellular services thanks to the amount of frequencies the shared network shall have. We are happy to have received the requisite approval from the Antitrust Commissioner and are awaiting the Ministry of Communications’ approval and the completion of the transactions in order to move forward.

We were able to achieve the results of our strategy as a communications group, providing added value to the customer, thanks to the trust of our shareholders and thanks to the excellent employees and managers of the Group, in their daily uncompromising work in providing quality service to the Company's customers."

Shlomi Fruhling, Chief Financial Officer, said:

"2016 was characterized by growth in the fixed-line segment as well as continuous competition in the cellular segment, which was reflected by an erosion of service revenues compared to last year.

The service revenues in the cellular segment decreased by 4.9% compared to last year and were mainly affected by the intense competition during the year, though compared to previous years we are seeing a reduction in the level of erosion. The erosion was partially offset by an increase in revenues from national roaming services. The contribution of the cellular segment to EBITDA increased by 4.0% compared to last year, due to efficiency measures implemented by the Company.

We continued to grow in the fixed-line segment due to the ongoing recruitment of customers to Cellcom tv, to the landline wholesale market and for triple-play services. The increase in revenues from the Internet and TV fields was partially offset by a decrease in revenues from long distance calling services.

The Group continued to reduce its operating expenses. In 2016, the selling, marketing, general and administrative expenses of the Group decreased by approximately 8.4% compared to last year.

During 2016, the Company completed a debt offering through the issuance of two new series of debentures in Israel totaling approximately NIS 400 million with an average duration of 6.7 years. In addition, the Company completed a debt offering through a private placement of additional Series I debentures, for a total consideration of NIS 250 million. The debt offerings saw high demand, indicating a continued vote of confidence by investors in the Company.

The free cash flow for 2016 totaled NIS 416 million, a 15.8% decrease compared to NIS 494 million in 2015. The decrease in free cash flow was mainly due to a decrease in receipts from customers for services and end user equipment.

The Company’s Board of Directors decided not to distribute a dividend for the fourth quarter of 2016, given the ongoing competition in the market and its effect on the Company's operating results and in order to further strengthen the Company's balance sheet. The Board of Directors will re-evaluate its decision as market conditions develop, while taking into consideration the Company's needs."

Netanya, Israel – March 15, 2017 – Cellcom Israel Ltd. (NYSE: CEL; TASE: CEL) ("Cellcom Israel" or the "Company" or the "Group") announced today its financial results for the fourth quarter and full year ended December 31, 2016.

The Company reported that revenues for the fourth quarter and full year 2016 totaled NIS 984 million ($256 million) and NIS 4,027 million ($1,047 million), respectively; EBITDA for the fourth quarter 2016 totaled NIS 173 million ($45 million), or 17.6% of total revenues, and for the full year 2016 totaled NIS 858 million ($223 million), or 21.3% of total revenues; net income for the fourth quarter and full year 2016 totaled NIS 14 million ($4 million) and NIS 150 million ($39 million), respectively. Basic earnings per share for the fourth quarter and full year 2016 totaled NIS 0.12 ($0.03) and NIS 1.47 ($0.38), respectively.

Main Consolidated Financial Results:

	NIS millions		% of Revenues		% Change	US$ millions (convenience translation)
	2016	2015	2016	2015		2016	2015
Revenues - services	3,033	3,132	75.3%	74.9%	(3.2%)	789	815
Revenues - equipment	994	1,048	24.7%	25.1%	(5.2%)	258	272
Total revenues	4,027	4,180	100.0%	100.0%	(3.7%)	1,047	1,087
Cost of revenues - services	(2,028)	(2,000)	(50.4%)	(47.8%)	1.4%	(527)	(520)
Cost of revenues - equipment	(674)	(763)	(16.7%)	(18.3%)	(11.7%)	(176)	(199)
Total cost of revenues	(2,702)	(2,763)	(67.1%)	(66.1%)	(2.2%)	(703)	(719)
Gross profit	1,325	1,417	32.9%	33.9%	(6.5%)	344	368
Selling and marketing expenses	(574)	(620)	(14.3%)	(14.8%)	(7.4%)	(149)	(161)
General and administrative expenses	(420)	(465)	(10.4%)	(11.1%)	(9.7%)	(109)	(121)
Other expenses, net	(21)	(22)	(0.5%)	(0.5%)	(4.5%)	(6)	(6)
Operating income	310	310	7.7%	7.4%	0.0%	80	80
Financing expenses, net	(150)	(177)	(3.7%)	(4.2%)	(15.3%)	(39)	(46)
Profit before taxes on income	160	133	4.0%	3.2%	20.3%	41	34
Taxes on income	(10)	(36)	(0.2%)	(0.9%)	(72.2%)	(2)	(9)
Net income	150	97	3.7%	2.3%	54.6%	39	25
Free cash flow	416	494	10.3%	11.8%	(15.8%)	108	128
EBITDA	858	872	21.3%	20.9%	(1.6%)	223	227

	Q4/2016	Q4/2015	Change%	Q4/2016	Q4/2015
	NIS million			US$ million (convenience translation)
Total revenues	984	1,046	(5.9%)	256	272
Operating Income	32	79	(59.5%)	8	21
Net Income	14	19	(26.3%)	4	5
Free cash flow	83	121	(31.4%)	22	31
EBITDA	173	225	(23.1%)	45	59
EBITDA, as percent of total revenues	17.6%	21.5%	(18.1%)

Main Financial Data by Operating Segments:

Starting from the first quarter of 2016, the Company presents its operations in two segments, "Cellular" segment and "Fixed-line" segment. These segments are managed separately for allocating resources and assessing performance purposes. The Company adjusted its operating segments reporting for prior periods on a retroactive basis, therefore the segment reporting for those periods reflect the new reporting format.

●	Cellular Segment - the segment includes the cellular communications services, end user cellular equipment and supplemental services.

●	Fixed-line segment - the segment includes landline telephony services, internet infrastructure and connectivity services, television services, end user fixed-line equipment and supplemental services.

	Cellular (*)			Fixed-line (**)			Consolidation adjustments (***)		Consolidated results
NIS million	2016	2015	Change %	2016	2015	Change %	2016	2015	2016	2015	Change %
Total revenues	2,998	3,203	(6.4%)	1,229	1,181	4.1%	(200)	(204)	4,027	4,180	(3.7%)
Service revenues	2,162	2,273	(4.9%)	1,071	1,063	0.8%	(200)	(204)	3,033	3,132	(3.2%)
Equipment revenues	836	930	(10.1%)	158	118	33.9%	-	-	994	1,048	(5.2%)
EBITDA	625	601	4.0%	233	271	(14.0%)	-	-	858	872	(1.6%)
EBITDA, as percent of total revenues	20.8%	18.8%	10.6%	19.0%	22.9%	(17.0%)			21.3%	20.9%	1.9%

	Cellular (*)			Fixed-line (**)			Consolidation adjustments (***)		Consolidated results
NIS million	Q4'16	Q4'15	Change %	Q4'16	Q4'15	Change %	Q4'16	Q4'15	Q4'16	Q4'15	Change %
Total revenues	707	779	(9.2%)	327	319	2.5%	(50)	(52)	984	1,046	(5.9%)
Service revenues	502	546	(8.1%)	267	263	1.5%	(50)	(52)	719	757	(5.0%)
Equipment revenues	205	233	(12.0%)	60	56	7.1%	-	-	265	289	(8.3%)
EBITDA	117	154	(24.0%)	56	71	(21.1%)	-	-	173	225	(23.1%)
EBITDA, as percent of total revenues	16.5%	19.8%	(16.7%)	17.1%	22.3%	(23.3%)			17.6%	21.5%	(18.1%)

(*)	The segment includes the cellular communications services, end user cellular equipment and supplemental services.

(**)	The segment includes landline telephony services, internet infrastructure and connectivity services, television services, end user fixed-line equipment and supplemental services.

(***)	Include cancellation of inter-segment revenues between "Cellular" and "Fixed-line" segments.

Financial Review (2016 full year compared to 2015):

Revenues for 2016 decreased 3.7% totaling NIS 4,027 million ($1,047 million), compared to NIS 4,180 million ($1,087 million) last year. The decrease in revenues is attributed to a 3.2% decrease in service revenues and a 5.2% decrease in equipment revenues.

Service revenues for 2016 totaled NIS 3,033 million ($789 million), a 3.2% decrease from NIS 3,132 million ($815 million) last year.

Service revenues in the cellular segment totaled NIS 2,162 million ($562 million) in 2016, a 4.9% decrease from NIS 2,273 million ($591 million) last year. This decrease resulted mainly from a decrease in cellular services revenues due to the ongoing erosion in the price of these services and churn of customers as a result of the competition in the cellular market. This decrease was partially offset by an increase in revenues from national roaming services.

Service revenues in the fixed-line segment totaled NIS 1,071 million ($279 million) in 2016, a 0.8% increase from NIS 1,063 million ($276 million) last year. This increase resulted mainly from an increase in revenues from the Internet and TV fields. Such increase was partially offset by a decrease in revenues from long distance calling services.

Equipment revenues totaled NIS 994 million ($258 million) in 2016, a 5.2% decrease compared to NIS 1,048 million ($272 million) last year. This decrease resulted mainly from a decrease in the quantity of end user equipment sold during 2016 in the cellular segment as compared to 2015. This decrease was partially offset by an increase in equipment sales in the fixed-line segment.

Cost of revenues totaled NIS 2,702 million ($703 million) in 2016, compared to NIS 2,763 million ($719 million) in 2015, a 2.2% decrease. This decrease resulted mainly from a decrease in costs of end user equipment sold, primarily as a result of a decrease in the quantity of end user equipment sold in cellular segment during 2016 as compared to 2015, which was partially offset by an increase in content costs related to the TV field and in costs related to the landline wholesale market.

Gross profit for 2016 decreased 6.5% to NIS 1,325 million ($344 million), compared to NIS 1,417 million ($368 million) in 2015. Gross profit margin for 2016 amounted to 32.9%, down from 33.9% in 2015.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for 2016 decreased 8.4% to NIS 994 million ($258 million), compared to NIS 1,085 million ($282 million) in 2015. This decrease is primarily a result of efficiency measures implemented by the Company, a one-time expense as a result of entering a collective employment agreement in 2015, and a decrease in depreciation and amortization expenses.

Other expenses for 2016 totaled NIS 21 million ($6 million), compared to other expenses of NIS 22 million ($6 million) in 2015. Other expenses for 2016 primarily include an expense for a new employee voluntary retirement plan in the amount of approximately NIS 13 million ($3 million), compared to an expense for the previous employee voluntary retirement plan in the amount of approximately NIS 25 million ($7 million) in 2015.

Operating income for 2016 is similar to 2015, NIS 310 million ($80 million). The decrease in the revenues was fully offset by a decrease in cost of revenues and Selling, Marketing, General and Administrative Expenses.

EBITDA for 2016 decreased by 1.6% totaling NIS 858 million ($223 million) compared to NIS 872 million ($227 million) in 2015. EBITDA for 2016, as a percent of revenues, totaled 21.3% up from 20.9% in 2015. The decrease in the EBITDA resulted mainly from the ongoing erosion in service revenues. The decrease was partially offset by a decrease in operating expenses, mainly as a result of efficiency measures implemented by the Company and from a one-time expense in 2015 as a result of entering a collective employment agreement.

Cellular segment EBITDA for 2016 totaled NIS 625 million ($163 million), compared to NIS 601 million ($156 million) last year, an increase of 4.0%, resulted mainly from a decrease in operating expenses, mainly as a result of efficiency measures implemented by the Company and from an increase in revenues from national roaming. Fixed-line segment EBITDA for 2016 totaled NIS 233 million ($61 million), compared to NIS 271 ($70 million) last year, a 14.0% decrease resulted mainly from an erosion in long distance calling services revenues and an erosion in the internet field profitability.

Financing expenses, net for 2016 decreased 15.3% and totaled NIS 150 million ($39 million), compared to NIS 177 million ($46 million) in 2015. The decrease mainly resulted from a decrease in interest expenses, associated with the Company's debentures, due to a lower debt level in 2016 compared to 2015.

Taxes on income for 2016 totaled NIS 10 million ($2 million) of tax expenses, compared to NIS 36 million ($9 million) tax expenses in 2015. The decrease resulted mainly from recording of tax income, as a result of a tax assessment agreement for the years 2012-2013 and a decrease in corporate tax rate for the following years.

Net Income for 2016 totaled NIS 150 million ($39 million), compared to NIS 97 million ($25 million) in 2015, a 54.6% increase.

Basic earnings per share for 2016 totaled NIS 1.47 ($0.38), compared to NIS 0.95 ($0.25) last year.

Financial Review (fourth quarter of 2016 compared to fourth quarter of 2015):

Revenues for the fourth quarter of 2016 decreased 5.9% totaling NIS 984 million ($256 million), compared to NIS 1,046 million ($272 million) in the fourth quarter last year. The decrease in revenues is attributed to a 5.0% decrease in service revenues and an 8.3% decrease in equipment revenues.

Service revenues totaled NIS 719 million ($187 million) in the fourth quarter of 2016, a 5.0% decrease from NIS 757 million ($197 million) in the fourth quarter last year.

Service revenues in the cellular segment totaled NIS 502 million ($131 million) in the fourth quarter of 2016, an 8.1% decrease from NIS 546 million ($142 million) in the fourth quarter last year. This decrease resulted mainly from a decrease in cellular services revenues due to the ongoing erosion in the price of these services and churn of customers as a result of the competition in the cellular market.

Service revenues in the fixed-line segment totaled NIS 267 million ($69 million) in the fourth quarter of 2016, a 1.5% increase from NIS 263 million ($68 million) in the fourth quarter last year. This increase resulted mainly from an increase in revenues from the Internet and TV fields. Such increase was fully offset by a decrease in revenues from long distance calling services.

Equipment revenues in the fourth quarter of 2016 totaled NIS 265 million ($69 million), an 8.3% decrease compared to NIS 289 million ($75 million) in the fourth quarter last year. This decrease resulted mainly from a decrease in the amount of end user equipment sold in the cellular segment during the fourth quarter of 2016 as compared to the fourth quarter of 2015. This decrease was partially offset by an increase in equipment sales in the fixed-line segment.

Cost of revenues for the fourth quarter of 2016 totaled NIS 697 million ($181 million), compared to NIS 688 million ($179 million) in the fourth quarter of 2015, a 1.3% increase. This increase resulted mainly from an increase in content costs related to the TV field and in costs related to the landline wholesale market field which was partially offset by a decrease in the costs of end user equipment sold, primarily as a result of a decrease in the quantity of end user equipment sold in the cellular segment during the fourth quarter of 2016 as compared to the fourth quarter of 2015.

Gross profit for the fourth quarter of 2016 decreased 19.8% to NIS 287 million ($75 million), compared to NIS 358 million ($93 million) in the fourth quarter of 2015. Gross profit margin for the fourth quarter of 2016 amounted to 29.2%, down from 34.2% in the fourth quarter of 2015.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the fourth quarter of 2016 decreased 9.4% to NIS 251 million ($65 million), compared to NIS 277 million ($72 million) in the fourth quarter of 2015. This decrease is primarily a result of a decrease in depreciation and amortization expenses and efficiency measures implemented by the Company.

Operating income for the fourth quarter of 2016 decreased by 59.5% to NIS 32 million ($8 million) from NIS 79 million ($21 million) in the fourth quarter of 2015. The decrease in the operating income resulted from a decrease in revenues primarily due to the ongoing erosion in service revenues.

EBITDA for the fourth quarter of 2016 decreased by 23.1% totaling NIS 173 million ($45 million) compared to NIS 225 million ($59 million) in the fourth quarter of 2015. EBITDA as a percent of revenues for the fourth quarter of 2016 totaled 17.6%, down from 21.5% in the fourth quarter of 2015. The decrease in the EBITDA resulted mainly from the ongoing erosion in service revenues and an increase of a provision for claims recorded in the fourth quarter of 2016. The decrease was partially offset by a decrease in operating expenses, mainly as a result of efficiency measures implemented by the Company.

Cellular segment EBITDA for the fourth quarter of 2016 totaled NIS 117 million ($30 million), compared to NIS 154 million ($40 million) in the fourth quarter last year, a decrease of 24.0%, resulted mainly from a decrease in service revenues as mentioned above. Fixed-line segment EBITDA for the fourth quarter of 2016 totaled NIS 56 million ($15 million), compared to NIS 71 million ($18 million) in the fourth quarter last year, a 21.1% decrease, mainly as a result of an erosion in long distance calling services revenues and an erosion in the internet field profitability.

Financing expenses, net for the fourth quarter of 2016 decreased 16.7% and totaled NIS 40 million ($10 million), compared to NIS 48 million ($12 million) in the fourth quarter of 2015. The decrease resulted mainly from hedging transactions losses in the fourth quarter of 2015 regarding the Israeli Consumer Price Index, associated with the Company’s debentures.

Taxes on income for the fourth quarter of 2016 totaled NIS 22 million ($6 million) of tax income, compared to NIS 12 million ($3 million) of tax expenses in the fourth quarter of 2015. The decrease resulted mainly from tax income which was recorded in this quarter as a result of a decrease in corporate tax rate for the following years.

Net Income for the fourth quarter of 2016 totaled NIS 14 million ($4 million), compared to NIS 19 million ($5 million) in the fourth quarter of 2015, a 26.3% decrease.

Basic earnings per share for the fourth quarter of 2016 totaled NIS 0.12 ($0.03), compared to NIS 0.18 ($0.05) in the fourth quarter last year.

Operating Review

Main Performance Indicators - Cellular segment:

	2016	2015	Change (%)
Cellular subscribers at the end of period (in thousands)	2,801	2,835	(1.2%)
Churn Rate for cellular subscribers (in %)	42.4%	42.0%	1.0%
Monthly cellular ARPU (in NIS)	63.3	65.0	(2.6%)
	Q4/2016	Q4/2015	Change (%)
Churn Rate for cellular subscribers (in %)	10.4%	11.1%	(6.3%)
Monthly cellular ARPU (in NIS)	59.3	63.0	(5.9%)

Cellular subscriber base - at the end of 2016 the Company had approximately 2.801 million cellular subscribers, a decrease of approximately 34,000 subscribers net, or approximately 1.2%, compared to the cellular subscriber base at the end of 2015. In the fourth quarter of 2016, the Company's cellular subscriber base decreased by approximately 21,000 net cellular subscribers.

Cellular Churn Rate for 2016 totaled 42.4%, compared to 42.0% in 2015. The cellular churn rate for the fourth quarter 2016 totaled to 10.4%, compared to 11.1% in the fourth quarter last year.

The monthly cellular Average Revenue per User ("ARPU") for 2016 totaled NIS 63.3 ($16.5) compared to NIS 65.0 ($16.9) in 2015. ARPU for the fourth quarter of 2016 totaled NIS 59.3 ($15.4), compared to NIS 63.0 ($16.4) in the fourth quarter last year. The decrease in ARPU resulted, among others, from the ongoing erosion in the prices of cellular services, resulting from the intense competition in the cellular market.

Main Performance Indicators - Fixed-line segment:

	2016	2015	Change (%)
Internet infrastructure field- households at the end of period (in thousands)	163	95	71.6%
TV field- households at the end of period (in thousands)	111	63	76.2%

In the fourth quarter of 2016, the Company's households base in respect of internet infrastructure field and TV field had increased by approximately 17,000 net households and 12,000 net households, respectively.

Financing and Investment Review

Cash Flow

Free cash flow for 2016 totaled NIS 416 million ($108 million), compared to NIS 494 million ($128 million) in 2015, a 15.8% decrease. Free cash flow for the fourth quarter of 2016 totaled NIS 83 million ($22 million), compared to NIS 121 million ($31 million) in the fourth quarter of 2015, a 31.4% decrease. The decrease in free cash flow, both annual and quarterly, resulted mainly from a decrease in receipts from customers for services and end user equipment.

Total Equity

Total Equity as of December 31, 2016 amounted to NIS 1,340 million ($349 million) primarily consisting of undistributed accumulated retained earnings of the Company.

Cash Capital Expenditures in Fixed Assets and Intangible Assets

During 2016 and the fourth quarter of 2016, the Company invested NIS 368 million ($96 million) and NIS 96 million ($25 million), respectively in fixed assets and intangible assets (including, among others, investments in the Company's communications networks, information systems, software and TV set-top boxes), compared to NIS 396 million ($103 million) and NIS 89 million ($23 million) in 2015 and the fourth quarter 2015, respectively.

Dividend

On March 14, 2017, the Company's Board of Directors decided not to declare a cash dividend for the fourth quarter of 2016. In making its decision, the board of directors considered the Company's dividend policy and business status and decided not to distribute a dividend at this time, given the intensified competition and its adverse effect on the Company's results of operations, and in order to strengthen the Company's balance sheet. The board of directors will re-evaluate its decision in future quarters. No future dividend declaration is guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2015 on Form 20-F dated March 21, 2016, under “Item 8 - Financial Information – A. Consolidated Statements and Other Financial Information - Dividend Policy”.

Debentures

For information regarding the Company's summary of financial liabilities and details regarding the Company's outstanding debentures as of December 31, 2016, see "Disclosure for Debenture Holders" section in this press release.

Loans from Financial Institutions

Pursuant to a loan agreement entered by the Company and two financial institutions in May 2015, in June 2016 the first loan under the agreement in a principal amount of NIS 200 million was provided to the Company. Pursuant to a loan agreement between the Company and an Israeli bank from August 2015, in December 2016 a loan in the amount of NIS 140 million was provided to the Company. For details regarding the fulfillment of financial covenants included in the loan agreements, which are identical to those included in the Company's Debentures Series F through K, see comment no.1 to the table of "Aggregation of the information regarding the debenture series issued by the Company" under "Disclosure for Debenture Holders" section in this press release. For additional details regarding the loans see the Company's recent annual report for the year ended December 31, 2015 on Form 20-F, filed on March 21, 2016, under "Item 5B. Liquidity and Capital Resources – Other Credit Facilities".

Conference Call Details

The Company will be hosting a conference call regarding its results for the year 2016 and for the fourth quarter of 2016 on Wednesday, March 15, 2017 at 10:00 am ET, 07:00 am PT, 14:00 UK time, 16:00 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141	UK Dial-in Number: 0 800 917 5108

Israel Dial-in Number: 03 918 0609	International Dial-in Number: +972 3 918 0609

at: 10:00 am Eastern Time; 07:00 am Pacific Time; 14:00 UK Time; 16:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.801 million cellular subscribers (as at December 31, 2016) with a broad range of value added services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone communications services in Israel, in addition to data communications services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company's future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company's current expectations and projections about future events. There are important factors that could cause the Company's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of the Company's license, new legislation or decisions by the regulator affecting the Company's operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, particularly class action lawsuits, the Company's ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its Annual Report for the year ended December 31, 2015.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.845 = US$ 1 as published by the Bank of Israel for December 31, 2016.

Use of non-IFRS financial measures

EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net (excluding expenses related to employee voluntary retirement plans); income tax; depreciation and amortization and share based payments. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA as presented by the Company may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation of net income to EBITDA under "Reconciliation of Non-IFRS Measures" in the press release.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities (including the effect of exchange rate fluctuations on cash and cash equivalents), minus the net cash used in investing activities excluding short-term investment in tradable debentures and deposits and proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits. See "Reconciliation of Non-IFRS Measures" below.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations cellcom@GKIR.com Tel: +1 617 418 3096

Financial Tables Follow

Cellcom Israel Ltd.

(An Israeli Corporation)

Consolidated Statements of Financial Position

			Convenience
			translation into
			US dollar
	December 31,	December 31,	December 31,
	2015	2016	2016
	NIS millions	NIS millions	US$ millions

Assets
Cash and cash equivalents	761	1,240	322
Current investments, including derivatives	281	284	74
Trade receivables	1,254	1,325	345
Current tax assets	-	25	6
Other receivables	104	61	16
Inventory	85	64	17

Total current assets	2,485	2,999	780

Trade and other receivables	785	796	207
Property, plant and equipment, net	1,745	1,659	432
Intangible assets, net	1,254	1,207	314
Deferred tax assets	9	1	-

Total non- current assets	3,793	3,663	953

Total assets	6,278	6,662	1,733

Liabilities
Current maturities of debentures	734	863	224
Trade payables and accrued expenses	677	675	176
Current tax liabilities	53	-	-
Provisions	110	108	28
Other payables, including derivatives	286	279	73

Total current liabilities	1,860	1,925	501

Long-term loans from financial institutions	-	340	88
Debentures	3,054	2,866	745
Provisions	20	30	8
Other long-term liabilities	24	31	8
Liability for employee rights upon retirement, net	12	12	3
Deferred tax liabilities	123	118	31

Total non- current liabilities	3,233	3,397	883

Total liabilities	5,093	5,322	1,384

Equity attributable to owners of the Company
Share capital	1	1	-
Cash flow hedge reserve	(2)	(1)	-
Retained earnings	1,170	1,322	344

Non-controlling interests	16	18	5

Total equity	1,185	1,340	349

Total liabilities and equity	6,278	6,662	1,733

 Cellcom Israel Ltd.

(An Israeli Corporation)

Consolidated Statements of Income

				Convenience
				translation into
				US dollar
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2014	2015	2016	2016
	NIS millions	NIS millions	NIS millions	US$ millions

Revenues	4,570	4,180	4,027	1,047
Cost of revenues	(2,727)	(2,763)	(2,702)	(703)

Gross profit	1,843	1,417	1,325	344

Selling and marketing expenses	(672)	(620)	(574)	(149)
General and administrative expenses	(463)	(465)	(420)	(109)
Other expenses, net	(46)	(22)	(21)	(6)

Operating profit	662	310	310	80

Financing income	100	55	46	12
Financing expenses	(298)	(232)	(196)	(51)
Financing expenses, net	(198)	(177)	(150)	(39)

Profit before taxes on income	464	133	160	41

Taxes on income	(110)	(36)	(10)	(2)
Profit for the year	354	97	150	39

Attributable to:
Owners of the Company	351	95	148	39
Non-controlling interests	3	2	2	-
Profit for the year	354	97	150	39

Earnings per share
Basic earnings per share (in NIS)	3.51	0.95	1.47	0.38

Diluted earnings per share (in NIS)	3.48	0.95	1.47	0.38

Weighted-average number of shares used in the calculation of basic earnings per share (in shares)	99,924,306	100,589,458	100,604,578	100,604,578

Weighted-average number of shares used in the calculation of diluted earnings per share (in shares)	100,706,282	100,589,530	100,698,306	100,698,306

Cellcom Israel Ltd.

(An Israeli Corporation)

Consolidated Statements of Cash Flows

				Convenience
				translation into
				US dollar
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2014	2015	2016	2016
	NIS millions	NIS millions	NIS millions	US$ millions
Cash flows from operating activities
Profit for the year	354	97	150	39
Adjustments for:
Depreciation and amortization	610	562	534	139
Share based payment	3	3	6	2
Loss (gain) on sale of property, plant and equipment	7	(1)	10	3
Income tax expense	110	36	10	2
Financing expenses, net	198	177	150	39

Changes in operating assets and liabilities:
Change in inventory	(5)	4	21	5
Change in trade receivables (including long-term amounts)	422	209	(28)	(7)
Change in other receivables (including long-term amounts)	(35)	(34)	(5)	(1)
Change in trade payables, accrued expenses and provisions	(24)	(54)	-	-
Change in other liabilities (including long-term amounts)	36	(95)	20	5
Payments for derivative hedging contracts, net	(6)	-	-	-
Income tax paid	(119)	(68)	(88)	(23)
Income tax received	6	-	1	-
Net cash from operating activities	1,557	836	781	203

Cash flows used in investing activities
Acquisition of property, plant, and equipment	(289)	(305)	(295)	(77)
Acquisition of intangible assets	(77)	(91)	(73)	(19)
Dividend received	-	2	-	-
Change in current investments, net	(15)	231	(9)	(2)
Proceeds from other derivative contracts, net	4	-	-	-
Proceeds from sale of property, plant and equipment	4	4	2	-
Interest received	23	15	11	3
Repayment of a long term deposit	-	48	-	-
Net cash used in investing activities	(350)	(96)	(364)	(95)

Cellcom Israel Ltd.

(An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)

				Convenience
				translation into
				US dollar
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2014	2015	2016	2016
	NIS millions	NIS millions	NIS millions	US$ millions

Cash flows used in financing activities
Payments for derivative contracts, net	(29)	(32)	(13)	(3)
Receipt (Repayment) of long-term loans from financial institutions	(12)	-	340	88
Repayment of debentures	(1,092)	(873)	(732)	(191)
Proceeds from issuance of debentures, net of issuance costs	326	(3)	653	170
Dividend paid	(4)	(1)	(1)	-
Interest paid	(295)	(227)	(185)	(48)

Net cash used in financing activities	(1,106)	(1,136)	62	16

Changes in cash and cash equivalents	101	(396)	479	124

Cash and cash equivalents as at the beginning of the year	1,057	1,158	761	198
Effect of exchange rate fluctuations on cash and cash equivalents	-	(1)	-	-

Cash and cash equivalents as at the end of the year	1,158	761	1,240	322

Cellcom Israel Ltd.

(An Israeli Corporation)

Reconciliation for Non-IFRS Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

	Year ended December 31			Convenience translation into US dollar Year ended December 31
	2014 NIS millions	2015 NIS millions	2016 NIS millions	2016 US$ millions
Net income	354	97	150	39
Income taxes	110	36	10	2
Financing income	(100)	(55)	(46)	(12)
Financing expenses	298	232	196	51
Other expenses (income)	7	(3)	8	2
Depreciation and amortization	610	562	534	139
Share based payments	3	3	6	2
EBITDA	1,282	872	858	223

	Three-month period ended December 31
	2014 NIS millions	2015 NIS millions	2016 NIS millions	Convenience translation into US dollar 2016 US$ millions
Net income	55	19	14	4
Income taxes	20	12	(22)	(6)
Financing income	(28)	(11)	(13)	(4)
Financing expenses	84	59	53	14
Other expenses	3	1	3	1
Depreciation and amortization	148	143	136	35
Share based payments	-	2	2	1
EBITDA	282	225	173	45

Free cash flow

The following table shows the calculation of free cash flow:

	Year ended December 31			Convenience translation into US dollar Year ended December 31
	2014 NIS millions	2015 NIS millions	2016 NIS millions	2016 US$ millions
Cash flows from operating activities(*)	1,557	836	781	203
Cash flows from investing activities	(350)	(96)	(364)	(95)
Sale of tradable debentures(**)	(3)	(246)	(1)	-
Free cash flow	1,204	494	416	108

	Three-month period ended December 31
	2014 NIS millions	2015 NIS millions	2016 NIS millions	Convenience translation into US dollar 2016 US$ millions
Cash flows from operating activities(*)	277	210	178	47
Cash flows from investing activities	(99)	8	(96)	(25)
Sale of tradable debentures(**)	(4)	(97)	1	-
Free cash flow	174	121	83	22

(*) Including the effects of exchange rate fluctuations in cash and cash equivalents.

(**) Net of interest received in relation to tradable debentures.

Cellcom Israel Ltd.

(An Israeli Corporation)

Key financial and operating indicators

NIS millions unless otherwise stated	Q1-2015	Q2-2015	Q3-2015	Q4-2015	Q1-2016	Q2-2016	Q3-2016	Q4-2016	FY-2015	FY-2016

Cellular service revenues	582	573	572	546	559	567	534	502	2,273	2,162
Fixed-line service revenues	269	264	267	263	264	264	276	267	1,063	1,071

Cellular equipment revenues	245	237	215	233	219	217	195	205	930	836
Fixed-line equipment revenues	17	17	28	56	29	30	39	60	118	158

Consolidation adjustments	(51)	(51)	(50)	(52)	(49)	(49)	(52)	(50)	(204)	(200)
Total revenues	1,062	1,040	1,032	1,046	1,022	1,029	992	984	4,180	4,027

Cellular EBITDA	130	149	168	154	178	181	149	117	601	625
Fixed-line EBITDA	66	67	67	71	60	57	60	56	271	233
Total EBITDA	196	216	235	225	238	238	209	173	872	858

Operating profit	55	80	96	79	101	104	73	32	310	310
Financing expenses, net	18	62	49	48	24	44	42	40	177	150
Profit for the period	26	12	40	19	59	44	33	14	97	150

Free cash flow	127	119	127	121	149	103	81	83	494	416

Cellular subscribers at the end of period (in 000's)	2,885	2,848	2,832	2,835	2,813	2,812	2,822	2,801	2,835	2,801
Monthly cellular ARPU (in NIS)	65.5	65.5	66.0	63.0	65.2	66.0	62.8	59.3	65.0	63.3
Churn rate for cellular subscribers (%)	11.9%	10.2%	10.1%	11.1%	11.1%	10.6%	10.5%	10.4%	42.0%	42.4%

Cellcom Israel Ltd.

Disclosure for debenture holders as of December 31, 2016

Aggregation of the information regarding the debenture series issued by the Company (1), in million NIS

Series	Original Issuance Date	Principal on the Date of Issuance	As of 31.12.2016					As of 14.03.2017		Interest Rate (fixed)	Principal Repayment Dates		Interest Repayment Dates (3)	Linkage	Trustee Contact Details
			Principal Balance on Trade	Linked Principal Balance	Interest Accumulated in Books	Debenture Balance Value in Books (2)	Market Value	Principal Balance on Trade	Linked Principal Balance		From	To
B (4)(8)	22/12/05 02/01/06* 05/01/06* 10/01/06* 31/05/06*	925.102	185.020	220.220	11.544	231.764	231.831	-	-	5.30%	05.01.13	05.01.17	January-5	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
D (7)**	07/10/07 03/02/08* 06/04/09* 30/03/11* 18/08/11*	2,423.075	299.602	348.829	9.054	357.883	363.147	299.602	347.822	5.19%	01.07.13	01.07.17	July-1	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
E (7)(8)	06/04/09 30/03/11* 18/08/11*	1,798.962	163.633	163.622	10.115	173.737	173.795	-	-	6.25%	05.01.12	05.01.17	January-5	Not linked	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
F (4)(5) (6)(8)**	20/03/12	714.802	714.802	730.637	16.454	747.091	700.899	643.322	656.254	4.60%	05.01.17	05.01.20	January-5 and July-5	Linked to CPI	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
G (4)(5)(6)(8)**	20/03/12	285.198	285.198	285.414	9.777	295.191	246.571	228.158	228.325	6.99%	05.01.17	05.01.19	January-5 and July-5	Not linked	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
H (4)(5)(7)**	08/07/14 03/02/15* 11/02/15*	949.624	949.624	824.173	9.221	833.394	949.814	949.624	827.994	1.98%	05.07.18	05.07.24	January-5 and July-5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
I (4)(5)(7)**	08/07/14 03/02/15* 11/02/15* 30/03/16*	804.010	804.010	752.961	16.324	769.285	854.261	804.010	754.246	4.14%	05.07.18	05.07.25	January-5 and July-5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
J (4)(5)	26/09/16	103.267	103.267	102.229	0.665	102.894	102.968	103.267	102.246	2.45%	05.07.21	05.07.26	January-5 and July-5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
K (4)(5)**	26/09/16	303.971	303.971	300.867	2.838	303.705	301.965	303.971	300.895	3.55%	05.07.21	05.07.26	January-5 and July-5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
Total		8,308.011	3,809.127	3,728.952	85.992	3,814.944	3,925.251	3,331.954	3,217.782

Comments:

(1) In the reporting period, the Company fulfilled all terms of the debentures. The Company also fulfilled all terms of the Indentures and loan agreements. Debentures Series F through K financial and loan agreements covenants - as of December 31, 2016 the net leverage (net debt to EBITDA excluding one time events ratio- see definition in the Company's annual report for the year ended December 31, 2015 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service– Public Debentures") was 2.99 (the net leverage without excluding one-time events was 2.99). In the reporting period, no cause for early repayment occurred. (2) Including interest accumulated in the books. (3) Annual payments, excluding Series F through K debentures in which the payments are semi annual. (4) Regarding debenture Series B and F through K and loan agreements, the Company undertook not to create any pledge on its assets, as long as debentures or loans are not fully repaid, subject to certain exclusions. (5) Regarding debenture Series F through K and loan agreements - the Company has the right for early redemption under certain terms (see the Company's annual report for the year ended December 31, 2015 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects– B. Liquidity and Capital Resources – Debt Service– Public Debentures" and "-Other Credit Facilities". (6) Regarding debenture Series F and G - in June 2013, following a second decrease of the Company's debenture rating since their issuance, the annual interest rate has been increased by 0.25% to 4.60% and 6.99%, respectively, beginning July 5, 2013. (7) In February 2015, pursuant to an exchange offer of the Company's Series H and I debentures for a portion of the Company's outstanding Series D and E debentures, respectively, or the Exchange Offer, the Company exchanged approximately NIS 555 million principal amount of Series D debentures with approximately NIS 844 million principal amount of Series H debentures, and approximately NIS 272 million principal amount of Series E debentures with approximately NIS 335 million principal amount of Series I debentures. (8) On January 5, 2017, after the end of the reporting period, the Company repaid principal payments of approximately NIS 514 million of Series B, E, F and G debentures.

(*) On these dates additional debentures of the series were issued, the information in the table refers to the full series.

(**) As of December 31, 2016, debentures Series D, F through I and K are material, which represent 5% or more of the total liabilities of the Company, as presented in the financial statements.

Cellcom Israel Ltd.

Disclosure for debenture holders as of December 31, 2016 (cont.)

Debentures Rating Details*

Series	Rating Company	Rating as of 31.12.2016 (1)	Rating as of 14.03.2017	Rating assigned upon issuance of the Series	Recent date of rating as of 14.03.2017	Additional ratings between original issuance and the recent date of rating as of 14.03.2017 (2)
Rating
B	S&P Maalot	A+	A+	AA-	08/2016	5/2006, 9/2007, 1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 1/2015, 9/2015, 3/2016, 08/2016	AA-, AA,AA-,A+ (2)
D	S&P Maalot	A+	A+	AA-	08/2016	1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 01/2015, 9/2015, 3/2016, 08/2016	AA-, AA,AA-,A+ (2)
E	S&P Maalot	A+	A+	AA	08/2016	9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 01/2015, 9/2015, 3/2016, 08/2016	AA,AA-,A+ (2)
F	S&P Maalot	A+	A+	AA	08/2016	5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 1/2015, 9/2015, 3/2016, 08/2016	AA,AA-,A+ (2)
G	S&P Maalot	A+	A+	AA	08/2016	5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 1/2015, 9/2015, 3/2016, 08/2016	AA,AA-,A+ (2)
H	S&P Maalot	A+	A+	A+	08/2016	6/2014, 8/2014, 1/2015, 9/2015, 3/2016, 08/2016	A+ (2)
I	S&P Maalot	A+	A+	A+	08/2016	6/2014, 8/2014, 1/2015, 9/2015, 3/2016, 08/2016	A+ (2)
J	S&P Maalot	A+	A+	A+	08/2016	08/2016	A+ (2)
K	S&P Maalot	A+	A+	A+	08/2016	08/2016	A+ (2)

(1)	In August 2016, S&P Maalot affirmed the Company's rating of “ilA+/stable”.

(2)	In September 2007, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company was in the process of recheck with positive implications (Credit Watch Positive). In October 2008, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company is in the process of recheck with stable implications (Credit Watch Stable). This process was withdrawn upon assignment of AA rating in March 2009. In August 2011, S&P Maalot issued a notice that the AA rating for debentures issued by the Company is in the process of recheck with negative implications (Credit Watch Negative). In May 2012, S&P Maalot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”. In November 2012, S&P Maalot affirmed the Company's rating of “ilAA-/negative”. In June 2013, S&P Maalot updated the Company's rating from an "ilAA-/negative" to an “ilA+/stable”. In June 2014, August 2014, January 2015, September 2015, March 2016 and August 2016, S&P Maalot affirmed the Company's rating of “ilA+/stable”. For details regarding the rating of the debentures see the S&P Maalot report dated August 23, 2016.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of December 31, 2016

a.	Debentures issued to the public by the Company and held by the public, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	635,476	219,313	-	-	-	151,339
Second year	331,941	222,524	-	-	-	101,017
Third year	331,941	165,619	-	-	-	77,439
Fourth year	331,941	80,263	-	-	-	58,843
Fifth year and on	702,484	860,430	-	-	-	148,057
Total	2,333,783	1,548,149	-	-	-	536,695

b.	Private debentures and other non-bank credit, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	-	-	-	-	16,060
Second year	-	78,000	-	-	-	14,213
Third year	-	78,000	-	-	-	10,541
Fourth year	-	78,000	-	-	-	6,874
Fifth year and on	-	106,000	-	-	-	3,881
Total	-	340,000	-	-	-	51,569

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS) - None.

d.	Credit from banks abroad based on the Company's "Solo" financial data (in thousand NIS) - None.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of December 31, 2016 (cont.)

e.	Total of sections a - d above, total credit from banks, non-bank credit and debentures based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	635,476	219,313	-	-	-	167,399
Second year	331,941	300,524	-	-	-	115,230
Third year	331,941	243,619	-	-	-	87,980
Fourth year	331,941	158,263	-	-	-	65,717
Fifth year and on	702,484	966,430	-	-	-	151,938
Total	2,333,783	1,888,149	-	-	-	588,264

f.	Out of the balance sheet Credit exposure based on the Company's "Solo" financial data - None.

g.	Out of the balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above (in thousand NIS) - None.

h.	Total balances of the credit from banks, non-bank credit and debentures of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above (in thousand NIS) - None.

i.	Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of debentures offered by the Company held by the parent company or the controlling shareholder (in thousand NIS) - None.

j.	Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of debentures offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	5,627	1,360	-	-	-	869
Second year	833	476	-	-	-	521
Third year	833	341	-	-	-	475
Fourth year	833	138	-	-	-	430
Fifth year and on	8,542	6,348	-	-	-	1,216
Total	16,668	8,663	-	-	-	3,511

k.	Total balances of credit granted to the Company by consolidated companies and balances of debentures offered by the Company held by the consolidated companies (in thousand NIS) - None.

Item 2

Cellcom Israel Ltd. and Subsidiaries Consolidated Financial Statements As at December 31, 2016 (Audited)

Contents

Page

Reports of Independent Registered Public Accounting Firms	F3-F6

Consolidated Financial Statements

Consolidated Statements of Financial Position	F7

Consolidated Statements of Income	F8

Consolidated Statements of Comprehensive Income	F9

Consolidated Statements of Changes in Equity	F10

Consolidated Statements of Cash Flows	F11-F12

Notes to the Consolidated Financial Statements	F13-F73

Report of Independent Registered Public Accounting Firms

To the Shareholders of

Cellcom Israel Ltd.

We have audited the accompanying consolidated statements of financial position of Cellcom Israel Ltd. (hereinafter – “the Company”) and subsidiaries as of December 31, 2016 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year ended December 31, 2016. We also have audited the Company’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management and Board of Directors are responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and Board of Directors, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2016 and the results of their operations and their cash flows for the year ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The accompanying consolidated financial statements as of and for the year ended December 31, 2016 have been translated into United States dollars (“dollars”) solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in New Israeli Shekels have been translated into dollars on the basis set forth in Note 2D to the consolidated financial statements.

/s/ Somekh Chaikin	/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)	Certified Public Accountants (lsr.)
Member Firm of KPMG International	A member firm of PricewaterhouseCoopers
Tel Aviv, Israel	International Limited

March 14, 2017

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of

Cellcom Israel Ltd.

We have audited the accompanying consolidated statements of financial position of Cellcom Israel Ltd. (hereinafter – “the Company”) and subsidiaries as of December 31, 2015 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2015. We also have audited the Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Cellcom Israel Ltd.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The accompanying consolidated financial statements as of and for the year ended December 31, 2015 have been translated into United States dollars (“dollars”) solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in New Israeli Shekels have been translated into dollars on the basis set forth in Note 2D to the consolidated financial statements.

/s/ Somekh Chaikin

Certified Public Accountants (Isr.)

Member Firm of KPMG International

Tel Aviv, Israel

March 14, 2016

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Financial Position

				Convenience
				translation into
				US dollar (Note 2D)
		December 31,	December 31,	December 31,
		2015	2016	2016
	Note	NIS millions	NIS millions	US$ millions

Assets
Cash and cash equivalents	8	761	1,240	322
Current investments, including derivatives		281	284	74
Trade receivables	9	1,254	1,325	345
Current tax assets	28	-	25	6
Other receivables	9	104	61	16
Inventory	10	85	64	17

Total current assets		2,485	2,999	780

Trade and other receivables	9	785	796	207
Property, plant and equipment, net	11	1,745	1,659	432
Intangible assets, net	12	1,254	1,207	314
Deferred tax assets	28	9	1	-

Total non- current assets		3,793	3,663	953

Total assets		6,278	6,662	1,733

Liabilities
Current maturities of debentures	17	734	863	224
Trade payables and accrued expenses	13	677	675	176
Current tax liabilities	28	53	-	-
Provisions	14	110	108	28
Other payables, including derivatives	15	286	279	73

Total current liabilities		1,860	1,925	501

Long-term loans from financial institutions	17	-	340	88
Debentures	17	3,054	2,866	745
Provisions	14	20	30	8
Other long-term liabilities	16	24	31	8
Liability for employee rights upon retirement, net	18	12	12	3
Deferred tax liabilities	28	123	118	31

Total non- current liabilities		3,233	3,397	883

Total liabilities		5,093	5,322	1,384

Equity attributable to owners of the Company	19
Share capital		1	1	-
Cash flow hedge reserve		(2)	(1)	-
Retained earnings		1,170	1,322	344

Non-controlling interests		16	18	5

Total equity		1,185	1,340	349

Total liabilities and equity		6,278	6,662	1,733

Date of approval of the consolidated financial statements: March 14, 2017.

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Income

					Convenience
					translation into US
					dollar (Note 2D)
		Year ended	Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,	December 31,
		2014	2015	2016	2016
	Note	NIS millions	NIS millions	NIS millions	US$ millions

Revenues	22	4,570	4,180	4,027	1,047
Cost of revenues	23	(2,727)	(2,763)	(2,702)	(703)

Gross profit		1,843	1,417	1,325	344

Selling and marketing expenses	24	(672)	(620)	(574)	(149)
General and administrative expenses	25	(463)	(465)	(420)	(109)
Other expenses, net	26	(46)	(22)	(21)	(6)

Operating profit		662	310	310	80

Financing income		100	55	46	12
Financing expenses		(298)	(232)	(196)	(51)
Financing expenses, net	27	(198)	(177)	(150)	(39)

Profit before taxes on income		464	133	160	41

Taxes on income	28	(110)	(36)	(10)	(2)
Profit for the year		354	97	150	39

Attributable to:
Owners of the Company		351	95	148	39
Non-controlling interests		3	2	2	-
Profit for the year		354	97	150	39

Earnings per share	19
Basic earnings per share (in NIS)		3.51	0.95	1.47	0.38

Diluted earnings per share (in NIS)		3.48	0.95	1.47	0.38

Weighted-average number of shares used in the calculation of basic earnings per share (in shares)		99,924,306	100,589,458	100,604,578	100,604,578

Weighted-average number of shares used in the calculation of diluted earnings per share (in shares)		100,706,282	100,589,530	100,698,306	100,698,306

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Comprehensive Income

				Convenience
				translation into US
				dollar (Note 2D)
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2014	2015	2016	2016
	NIS millions	NIS millions	NIS millions	US$ millions

Profit for the year	354	97	150	39
Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Changes in fair value of cash flow hedges transferred to profit or loss	13	1	1	-
Tax on other comprehensive income items that were or will be transferred to profit or loss in subsequent years	(3)	-	-	-

Total other comprehensive income for the year that after initial recognition in comprehensive income was or will be transferred to profit or loss, net of tax	10	1	1	-

Other comprehensive income items that will not be transferred to profit or loss

Re-measurement of defined benefit plan, net of tax	(1)	(2)	(1)	-

Total other comprehensive loss for the year that will not be transferred to profit or loss, net of tax	(1)	(2)	(1)	-

Total other comprehensive income (loss) for the year, net of tax	9	(1)	-	-

Total comprehensive income for the year	363	96	150	39

Total comprehensive income attributable to:

Owners of the Company	360	94	148	39
Non-controlling interests	3	2	2	-

Total comprehensive income for the year	363	96	150	39

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Changes in Equity

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions

Balance as of January 1, 2014	1	(13)	719	707	3	710

Comprehensive income for the year
Profit for the year	-	-	351	351	3	354
Other comprehensive income (loss) for the year, net of tax	-	10	(1)	9	-	9
Transactions with owners, recognized directly in equity
Share based payments	-	-	3	3	-	3
Expiration of put option over non-controlling interests in a consolidated company	-	-	6	6	10	16

Balance as of December 31, 2014	1	(3)	1,078	1,076	16	1,092

Comprehensive income for the year
Profit for the year	-	-	95	95	2	97
Other comprehensive income (loss) for the year, net of tax	-	1	(2)	(1)	-	(1)
Transactions with owners, recognized directly in equity
Share based payments	-	-	3	3	-	3
Dividend to non-controlling intererst in a subsidiary	-	-	-	-	(1)	(1)
Options written over non-controlling interests in a consolidated company	-	-	(4)	(4)	(1)	(5)
Balance as of December 31, 2015	1	(2)	1,170	1,169	16	1,185	308

Comprehensive income for the year
Profit for the year	-	-	148	148	2	150	39
Other comprehensive income (loss) for the year, net of tax	-	1	(1)	-	-	-	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	5	5	1	6	2
Dividend to non-controlling interests in a subsidiary	-	-	-	-	(1)	(1)	-

Balance as of December 31, 2016	1	(1)	1,322	1,322	18	1,340	349

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

				Convenience
				translation into US
				dollar (Note 2D)
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2014	2015	2016	2016
	NIS millions	NIS millions	NIS millions	US$ millions
Cash flows from operating activities
Profit for the year	354	97	150	39
Adjustments for:
Depreciation and amortization	610	562	534	139
Share based payment	3	3	6	2
Loss (gain) on sale of property, plant and equipment	7	(1)	10	3
Income tax expense	110	36	10	2
Financing expenses, net	198	177	150	39

Changes in operating assets and liabilities:
Change in inventory	(5)	4	21	5
Change in trade receivables (including long- term amounts)	422	209	(28)	(7)
Change in other receivables (including long- term amounts)	(35)	(34)	(5)	(1)
Change in trade payables, accrued expenses and provisions	(24)	(54)	-	-
Change in other liabilities (including long-term amounts)	36	(95)	20	5
Payments for derivative hedging contracts, net	(6)	-	-	-
Income tax paid	(119)	(68)	(88)	(23)
Income tax received	6	-	1	-
Net cash from operating activities	1,557	836	781	203

Cash flows used in investing activities
Acquisition of property, plant, and equipment	(289)	(305)	(295)	(77)
Acquisition of intangible assets	(77)	(91)	(73)	(19)
Dividend received	-	2	-	-
Change in current investments, net	(15)	231	(9)	(2)
Proceeds from other derivative contracts, net	4	-	-	-
Proceeds from sale of property, plant and equipment	4	4	2	-
Interest received	23	15	11	3
Repayment of a long term deposit	-	48	-	-
Net cash used in investing activities	(350)	(96)	(364)	(95)

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Consolidated Statements of Cash Flows (cont'd)

				Convenience
				translation into US
				dollar (Note 2D)
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2014	2015	2016	2016
	NIS millions	NIS millions	NIS millions	US$ millions

Cash flows used in financing activities
Payments for derivative contracts, net	(29)	(32)	(13)	(3)
Receipt (Repayment) of long term loans from financial institutions	(12)	-	340	88
Repayment of debentures	(1,092)	(873)	(732)	(191)
Proceeds from issuance of debentures, net of issuance costs	326	(3)	653	170
Dividend paid	(4)	(1)	(1)	-
Interest paid	(295)	(227)	(185)	(48)

Net cash used in financing activities	(1,106)	(1,136)	62	16

Changes in cash and cash equivalents	101	(396)	479	124

Cash and cash equivalents as at the beginning of the year	1,057	1,158	761	198

Effect of exchange rate fluctuations on cash and cash equivalents	-	(1)	-	-

Cash and cash equivalents as at the end of the year	1,158	761	1,240	322

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 - Reporting Entity

Reporting Entity

Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 4250708, Israel. The consolidated financial statements of the Group as at December 31, 2016 comprise the Company and its subsidiaries (together referred to as the "Group"). The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular and landline telecommunications services, internet infrastructure and connectivity services, international calls services and television over the internet services (known as Over the Top TV services, or OTT TV services). The Company is a consolidated subsidiary of Discount Investment Corporation (the parent company "DIC"), which is controlled by IDB Development Corporation Ltd., or IDB.

Note 2 - Basis of Preparation

A.	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were approved by the Company's Board of Directors on March 14, 2017.

B.	Functional and presentation currency

These consolidated financial statements are presented in New Israeli Shekels ("NIS"), which is the Group's functional currency, and are rounded to the nearest million unless otherwise indicated. NIS is the currency that represents the primary economic environment in which the Group operates.

C.	Basis of measurement

These consolidated financial statements have been prepared on the basis of historical cost except for the following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, deferred tax assets and liabilities, assets and liabilities in respect of employee benefits and provisions.

For further information regarding the measurement of these assets and liabilities see Note 3, regarding Significant Accounting Policies.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation (cont'd)

D.	Convenience translation into U.S. dollars ("dollars" or "$")

For the convenience of the reader, the reported NIS figures as of December 31, 2016 and for the year then ended, have been presented in dollars, translated at the representative rate of exchange as of December 31, 2016 (NIS 3.845 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

E.	Use of estimates and judgments

Use of estimates

Information about estimates, uncertainty and critical judgments about provisions and contingent liabilities, is described in Notes 14 and 31. In addition, information about critical estimates, made while applying accounting policies and that have the most significant effect on the consolidated financial statements are described below:

Impairment testing of trade and other receivables

The financial statements include an impairment loss in trade and other receivables which properly reflect, according to management's estimation, the potential loss from non-recoverable amounts. The Group provides for impairment loss based on its experience in collecting past debts, as well as on information on specific debtors. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. See also Note 21.

Impairment testing and useful life of assets

The Group regularly reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. See also Note 3H.

The useful economic life of the Group's assets is determined by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful life of its assets in terms of the assets' expected utility to the Group. This judgment is based on the experience of the Group with similar assets. The useful life of licenses is based on the duration of the license agreement. See also Notes 3D and 3F.

Impairment testing of goodwill

The Group reviews a cash generating unit containing goodwill for the purpose of testing it for impairment at least once a year. Determining the recoverable amount requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit and also to choose a suitable discount rate for those cash flows which represents market estimates as for the time value of the money and the specific risks that are related to the cash-generating unit. Determining the estimates of the future cash flows is based on management past experience and management best estimates as for the economic conditions that will exist over the rest of the remaining useful life of the cash generating unit. Further details are given in Note 3H.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation (cont'd)

Legal claims

In estimating the likelihood of outcome of legal claims filed against the Company and its investees, the Group takes into consideration the opinion of its legal counsels and their best professional judgment, the stage of proceedings and historical legal precedents in respect of the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these estimates. See also Note 31.

Uncertain tax positions

When assessing amounts of current and deferred taxes, the Group takes into consideration the effect of the uncertainty that its tax positions will be accepted and of the Group incurring any additional tax and interest expenses. The Group is of the opinion that the cumulative tax liability is fair for all the years in respect of which final tax assessments have not yet been received, based on an analysis of a number of matters including interpretations of tax laws and the Group’s past experience. This assessment is based on estimates and assumptions that may also include assessments and exercising judgment regarding future events. It is possible that new information will become known in future periods that will require the Group to change its estimate regarding the tax liability that was recognized, and any such changes will be expensed immediately in that period. See also Note 28.

F.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*

As of December 31, 2016	3.845	220.68
As of December 31, 2015	3.902	221.35
As of December 31, 2014	3.889	223.36

Change during the year:

Year ended December 31, 2016	(1.46%)	(0.30%)
Year ended December 31, 2015	0.33%	(0.90%)
Year ended December 31, 2014	12.04%	(0.10%)

*According to 1993 base index.

Note 3 - Significant Accounting Policies

The accounting policies set out below have been applied consistently by the Group for all periods presented in these consolidated financial statements.

A.	Basis of consolidation

1.	Subsidiaries

Subsidiaries are entities controlled directly or indirectly by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control is lost. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

A.	Basis of consolidation (cont’d)

2.	Non-controlling interests

Non-controlling interests comprise the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company. Profit or loss and each component of other comprehensive income are attributable to the owners of the parent company and to non-controlling interests.

Issuance of put option to non-controlling interests

A put option issued by the Group to non-controlling interests that is settled in cash or another financial instrument is recognized as a liability at the present value of the exercise price. In subsequent periods, changes in the value of the liability in respect of put options are recognized in profit or loss according to the effective interest method.

The Group’s share of a subsidiary’s profits includes the share of the non-controlling interests to which the Group issued a put option.

3.	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, were eliminated in preparing the consolidated financial statements.

B.	Foreign currency transactions

Transactions in foreign currencies are translated to NIS at the prevailing foreign exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies as of the reporting date are translated to NIS at the prevailing foreign exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured in terms of historical cost, are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to NIS at the exchange rate at the date that the fair value was determined. Foreign exchange differences arising on translation are recognized in profit and loss.

C.	Financial instruments

The Group early adopted IFRS 9 (2009), Financial Instruments, which included guidelines regarding the classification and measurement of financial assets, without early adopting all the other rules of the final version of IFRS 9 (2014), Financial Instruments, as mentioned in section R below. According to IFRS 9 (2009), an entity shall classify and measure its financial assets at amortized cost or at fair value, considering its business model for managing financial assets and with respect to the contractual cash flows characteristics of these financial assets.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

C.	Financial instruments (cont'd)

(1)	Non-derivative financial assets

Initial recognition of financial assets

The Group initially recognizes receivables and deposits on the date that they are created. All other financial assets acquired in a regular way purchase, including assets designated at fair value through profit or loss, are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument, meaning on the date the Group undertook to purchase or sell the asset. Financial assets are initially measured at fair value. If the financial asset is not subsequently accounted for at fair value through profit or loss, then the initial measurement includes transaction costs that are directly attributable to the asset acquisition or creation.

The Group subsequently measures financial assets at either fair value or amortized cost, as described below:

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment loss, if:

●	the asset is held within a business model with an objective to hold assets in order to collect contractual cash flows;

●	the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest; and

●	the Group has not elected to designate them at fair value through profit or loss in order to reduce or eliminate an accounting mismatch.

Financial assets measured at amortized cost include cash and cash equivalents, current investments and trade and other receivables.

Cash and cash equivalents comprise cash balances available for immediate use and call deposits.

Cash equivalents comprise short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

Financial assets measured at fair value

Financial assets other than those classified as measured at amortized cost are subsequently measured at fair value with all changes in fair value recognized in profit or loss.

Derecognition of financial assets

Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Regular way sales of financial assets are recognized on the trade date, meaning on the date the Group undertook to sell the asset. As to the Group’s policy on impairment see Paragraph H.

Offset of financial instruments - See section 2 below.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

(2)	Non-derivative financial liabilities

The Group initially recognizes debt securities issued on the date they originated. All other financial liabilities are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. Financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. The Group subsequently measures financial liabilities at amortized cost using the effective interest method.

Non-derivative financial liabilities include debentures, loans from financial institutions and trade and other payables.

Offset of financial instruments

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Change in terms of debt instruments

An exchange of debt instruments having substantially different terms, between an existing borrower and lender is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value. In such cases the entire difference between the amortized cost of the original financial liability and the fair value of the new financial liability is recognized in profit or loss as financing income or expense.

The terms are substantially different if the discounted present value of the cash flows according to the new terms, including any commissions paid, less any commissions received and discounted using the original effective interest rate, is different by at least ten percent from the discounted present value of the remaining cash flows of the original financial liability. In addition to the aforesaid quantitative criterion, the Group examines, inter alia, whether there have also been changes in various economic parameters inherent in the exchanged debt instruments, therefore as a rule, exchanges of CPI-linked debt instruments with unlinked instruments are considered exchanges with substantially different terms even if they do not meet the aforementioned quantitative criterion.

Expansion of debentures for cash

When expanding debentures for cash, debentures are initially measured at their fair value, which is the proceeds received from the issuance (since this is the best market which the issuer has an immediate access to), with no effect on profit or loss in respect of the difference between the proceeds from issuance and the market value of the tradable debentures close to their issuance.

(3)	Derivative financial instruments, including hedge accounting

The Group holds derivative financial instruments to hedge its foreign currency and CPI risks exposures.

Derivatives are initially recognized at fair value; transaction costs that can be attributed are recognized to profit and loss when incurred. Subsequent to initial recognition, derivatives are measured at fair value. Changes in fair value are accounted for as follows:

Cash flow hedges

Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized through other comprehensive income directly in a hedging reserve to the extent that the hedge is effective.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

C.	Financial instruments (cont'd)

(3)	Derivative financial instruments, including hedge accounting (cont'd)

To the extent that the hedge is ineffective, changes in the fair value are recognized in profit and loss when the hedged item is sold or leaves the Group's possession, and is presented under the same line item in the consolidated statements of income as the hedged item.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction occurs or is no longer expected to occur. The amount recognized in comprehensive income is transferred to profit and loss in the same period that the hedged item affects profit and loss.

Economic Hedges

Hedge accounting is not applied to derivative instruments that economically hedge monetary assets and liabilities denominated in foreign currencies or linked to the CPI. Changes in the fair value of such derivatives are recognized in profit and loss, as financing income or expenses.

(4)	Assets and liabilities linked to the Israeli CPI that are not measured at fair value

The carrying amount of CPI linked financial assets and liabilities are revalued in each period according to the actual rate of change in the CPI.

D.	Property, plant and equipment

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use, and an estimate of the costs of dismantling and removing the items and restoring the site on which they are located (when the Group has an obligation to dismantle and remove the asset or to restore the site). Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

Communications networks consist of several significant components with different useful lives. Each component is treated separately and is depreciated over its estimated useful life.

Changes in the obligation to dismantle and remove the items and to restore the site on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the asset in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any balance is recognized in profit or loss.

Gains or losses on disposal of an item of property, plant and equipment are determined by comparing the net disposal net proceeds with the carrying amount of property, plant and equipment and are recognized net within "other expenses, net" in profit or loss.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

D.	Property, plant and equipment (cont'd)

The cost of replacing part of a fixed asset item is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of day-to-day servicing are recognized in profit or loss as incurred.

Depreciation is a systematic allocation of the depreciable amount of an asset over its estimated useful life. An asset is depreciated from the date it is ready for use, meaning the date it reaches the location and condition required for it to operate in the manner intended by management.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of the fixed asset item, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The annual depreciation rates for the current and comparative periods are as follows:

%
Communications network	5-25
Control and testing equipment	15-25
Vehicles	15-33
Computers and hardware	15-33
Furniture and landline communications equipment	6-33

Leasehold improvements are depreciated over the shorter of their estimated useful lives or the expected lease terms.

Depreciation methods, useful lives and residual values are reviewed at least at the end of each reporting year and adjusted if appropriate.

E.	Rights of use of communications lines

The Group implements IFRIC 4, "Determining Whether an Arrangement Contains a Lease", which defines criteria for determining at the beginning of the arrangement, whether the right to use asset constitutes a lease arrangement.

According to IFRIC 4, as mentioned above, acquisition transactions of irrevocable rights of use of underwater cables capacity are treated as service receipt transactions. The amount which was paid for the rights of use of communications lines is recognized as a prepaid expense and is amortized on a straight-line basis over the period stated in the agreements, including the option period, which constitutes the estimated useful life of those capacities.

F.	Intangible assets

Intangible assets consist of goodwill, assets recognized during business combination, licenses, computer software costs, information systems and Customer relationship.

1.	Goodwill that arises upon the acquisition of subsidiaries is presented as part of intangible assets. In subsequent periods goodwill is measured at cost less accumulated impairment losses.

2.	Customer relationship - purchase price allocated to subsidiaries' customer relationship. Customer relationship has a finite useful life and is amortized accordingly.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

F.	Intangible assets (cont'd)

3.	Other intangible assets are measured at cost less accumulated amortization and accumulated impairment losses and including direct costs necessary to prepare the asset for its intended use.

4.	Direct development costs associated with internally developed information system software, and payroll costs for employees devoting time to the software projects, incurred during the application development stage, are capitalized and recognized as an intangible asset. The costs are amortized using the straight-line method beginning when the asset is substantially ready for use.

5.	Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is recognized in profit or loss as incurred.

6.	Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. Amortization is calculated using the straight-line method, except for customer relationship recognized during business combinations, which is amortized according to the economic benefit expected from this asset each period (and up to 2019). The annual amortization rates for the current and comparative periods are as follows:

	%
Licenses	5-6	(mainly 6)
Information systems	25
Software	15-25

Goodwill has an indefinite useful life and is not systematically amortized but tested for impairment at least once a year.

Amortization methods, useful lives and residual values are reviewed at least each year-end and adjusted if appropriate.

The Group examines the useful life of an intangible asset that is not periodically amortized at least once a year in order to determine whether events and circumstances continue to support the decision that the intangible asset has an indefinite useful life.

G.	Inventory

Inventory of cellular phone equipment, accessories and spare-parts are measured at the lower of cost and net realizable value. Cost is determined by the moving average method. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The cost of inventory which serves the landline communications is determined on a "first-in, first-out" basis.

The Group periodically evaluates the condition and age of inventories and makes provisions for impairment of inventories accordingly.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

H.	Impairment

a.	Non-derivative financial assets

A financial asset not carried at fair value through profit or loss is tested for impairment when objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortized cost, is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate of that asset. All impairment losses are recognized in profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, the reversal is recognized in profit or loss.

b.	Property, plant and equipment and intangible assets

The carrying amounts of the Group’s property, plant and equipment and finite lived intangible assets are reviewed at each reporting date, to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, then the asset’s recoverable amount is estimated.

Once a year and on the same date, or more frequently if there are indications of impairment, the Group estimates the recoverable amount of each cash generating unit that contains goodwill, or intangible assets that have indefinite useful lives.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit, for which the estimated future cash flows from the asset or cash-generating unit were not adjusted.

Cash-generating units to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. The Group monitors goodwill at operating segments level.

An impairment loss is recognized if the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the cash-generating unit on a pro rata basis.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

I.	Employee benefits

a.	Post-employment benefits

Part of the Group's liability for post-employment benefits is covered by a defined contribution plan financed by deposits with insurance companies or with funds managed by a trustee. A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. The Group's obligation of contribution to defined contribution pension plan is recognized as an expense in profit and loss in the periods during which services are rendered by employees. In addition, the Group has a net obligation in respect of defined benefit plan. A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. This benefit is presented at present value deducting the fair value of any plan assets and is determined using actuarial assessment techniques which involves, among others, determining estimates regarding the capitalization rates, anticipated return on the assets, the rate of the increase in salary and the rates of employee turnover. There is significant uncertainty in respect to these estimates because of the long-term programs. For further information, see Note 18.

The Group recognizes immediately, directly in retained earnings through other comprehensive income, all re-measurements gains and losses arising from defined benefit plans. Interest costs and interest income on plan assets that were recognized in profit or loss are presented under financing income and expenses, respectively.

b.	Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary retirement. Termination benefits for voluntary retirements are recognized as an expense if the Group has made an offer of voluntary retirement, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

c.	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably. The employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on when the Group expects the benefits to be wholly settled.

d.	Share based payments

The grant date fair value of options granted to employees is recognized as salaries and related expenses, with a corresponding increase in retained earnings, over the period that the employees become unconditionally entitled to the options.

Fair value is measured using the Black-Scholes model. The expected life used in the model has been adjusted, based on management’s best estimate, to consider exercise restrictions and behavioral considerations.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

J.	Provisions

A provision is recognized if the Group has a present legal or constructive obligation, as a result of a past event, that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are measured at management's best estimate of the expenditure required to settle the obligation at the reporting date.

A provision for claims is recognized if the Group has a present legal or constructive obligation, as a result of a past event and it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of obligation can be estimated reliably.

K.	Revenue

Revenues derived from services, including cellular services, internet infrastructure and connectivity services, international calls services, fixed local calls, interconnect, roaming revenues, content and value added services and television over the internet services, are recognized when the services are provided, in proportion to the stage of completion of the transaction and all other revenue recognition criteria are met.

The sale of end-user equipment is generally adjacent to the sale of services. Usually, the sale of equipment to the customer is executed with no contractual obligation of the client to consume services in a minimal amount for a predefined period. As a result, the Group refers to the sale transaction as a separate transaction and recognizes revenue from sale of equipment upon delivery of the equipment to the customer. Revenue from services is recognized and recorded when the services are provided.

In case the customer is obligated towards the Group to consume services in a minimal amount for a predefined period, the contract is characterized as a multiple element arrangement and thus, revenue from sale of equipment is recorded in an amount not higher than the fair value of the said equipment, which is not contingent upon delivery of additional components (such as services) and is recognized upon delivery to the customer and when the criteria for revenue recognition are met. The Group determines the fair value of the individual elements based on prices at which the deliverable is regularly sold on a standalone basis, after considering discounts where appropriate.

The Group also offers other services, such as extended equipment warranty plans, which are provided for a monthly fee and are either sold separately or bundled and included in packaged rate plans. Revenues from those services are recognized over the service period.

Revenue from the sale of goods in the ordinary course of business is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenues from long-term credit arrangements are recognized on the basis of the present value of future cash flows, discounted according to market interest rates at the time of the transaction. The difference between the original credit and its present value is recorded as interest income over the credit period.

Prepaid wireless airtime sold to customers is recorded as deferred revenue prior to the commencement of services and is recognized when the airtime is used or expires.

When the Group acts as an agent or an intermediary without bearing the risks and rewards resulting from the transaction, revenues are presented on a net basis (as a profit or a commission). However, when the Group acts as a principal supplier and bears the risks and rewards resulting from the transaction, revenues are presented on a gross basis, distinguishing the revenue from the related expenses.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

L.	Cost of revenues

Cost of revenues mainly include equipment purchase costs, salaries and related expenses, value added services costs, royalties expenses, ongoing license fees, interconnection and roaming expenses, cell site leasing costs, depreciation and amortization expenses and maintenance expenses, directly related to services rendered.

The Group recognizes discounts from suppliers as a decrease in Cost of Sales. Therefore, discounts in respect of purchases that are added to the closing inventory balance are treated as inventory and the remainder as a decrease in Cost of Sales.

M.	Advertising expenses

Advertising costs are expensed as incurred.

N.	Lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease.

O.	Financing income and expenses

Financing income is comprised of interest income on cash deposits, interest income on installment sales, gain from hedging transactions, income from exchange rate differences and from investment in debt securities. Interest income is recognized in the consolidated statements of income as it accrues using the effective interest method.

Financing expenses are comprised of interest and indexing expenses on loans and debentures, loss from hedging transactions, expenses from exchange rate differences and unwinding of the discount on provisions. All borrowing costs are recognized in profit and loss using the effective interest method.

In the statements of cash flows, interest received and dividends received are presented as part of cash flows from investing activities. Interest paid and dividends paid are presented as part of cash flows from financing activities.

Foreign currency, investment in debt securities and hedging instruments gains and losses that are recognized in profit or loss are reported on a net basis.

Changes in the fair value of financial assets at fair value through profit or loss also include income from dividends and interest.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

P.	Taxes on income

Taxes on income comprise current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or are recognized directly in equity or in other comprehensive income to the extent they relate to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Current tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and there is intent to settle current tax liabilities and assets on a net basis or the tax assets and liabilities will be realized simultaneously.

Deferred tax is recognized for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their current tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more probable than not that the Group will have to use its economic resources to pay the obligation.

Q.	Earnings per share

The Company presents basic and diluted earnings per share ("EPS") data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit and loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

R.	New standards not yet adopted

IFRS 9 (2014), Financial Instruments ("final version of IFRS 9")

IFRS 9 (2014) is a final version of the standard, which includes revised guidance on the classification and measurement of financial instruments, and a new model for measuring impairment of financial assets. This guidance has been added to the chapter dealing with general hedge accounting requirements issued in 2013.

Classification and measurement of financial assets

In accordance with the final version of IFRS 9, there are three principal categories for measuring financial assets: amortized cost, fair value through profit and loss and fair value through other comprehensive income. The basis of classification for debt instruments is the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. Investments in equity instruments will be measured at fair value through profit and loss (unless the entity elected at initial recognition to present fair value changes in other comprehensive income).

As described in paragraph C(1) in this note, the Group has adopted in an early adoption from 2012 the classification and measurement rules of IFRS 9 (2009), with respect of financial assets, without adopting in an early adoption all of the other rules of the final version of IFRS 9, described below:

Classification and measurement of financial liabilities

The changes in fair value of financial liabilities designated at fair value through profit or loss that are attributable to changes in its credit risk, should usually be recognized in other comprehensive income.

Hedge accounting - general

In accordance with the final version of IFRS 9, additional hedging strategies that are used for risk management will qualify for hedge accounting. The final version of IFRS 9 replaces the present 80%-125% test for determining hedge effectiveness, with the requirement that there be an economic relationship between the hedged item and the hedging instrument, with no quantitative threshold. In addition, the final version of IFRS 9 introduces new models that are alternatives to hedge accounting as regarding credit exposures and certain contracts outside the scope of the final version of IFRS 9 and sets new principles for accounting for hedging instruments. In addition, the final version of IFRS 9 provides new disclosure requirements.

Impairment of financial assets

The final version of IFRS 9 presents a new ‘expected credit loss’ model for calculating impairment. For most financial assets, the new model presents a dual measurement approach for impairment: if the credit risk of a financial asset has not increased significantly since its initial recognition, an impairment provision will be recorded in the amount of the expected credit losses that result from default events that are possible within the twelve months after the reporting date. If the credit risk has increased significantly, in most cases the impairment provision will increase and be recorded at the level of the lifetime expected credit losses of the financial asset.

The final version of IFRS 9 is effective for annual periods beginning on or after January 1, 2018 with early adoption being permitted. It will be applied retrospectively with some exemptions.

The Group is examining the effects of the standard on the financial statements and is planning to adopt the standard from January 1, 2018 without amending the comparative data but while adjusting balances of retained earnings and other components of equity as at January 1, 2018 (the initial date of application).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

R.	New standards not yet adopted (cont'd)

IFRS 15, Revenue from Contracts with Customers

IFRS 15 replaces the current guidance regarding recognition of revenues from contracts with customers and presents a new model for revenue recognition from aforesaid contracts. IFRS 15 provides two approaches for recognizing revenue: at a point in time or over time. The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount. Furthermore, IFRS 15 extends the disclosure requirements that exist under current guidance.

IFRS 15 is applicable for annual periods beginning on or after January 1, 2018 and earlier application is permitted. IFRS 15 includes various alternative transitional provisions, so that companies can choose between one of the following alternatives at initial application: full retrospective application, full retrospective application with practical expedients, or application as from the mandatory effective date, with an adjustment to the balance of retained earnings at that date in respect of transactions that are not yet complete (the "Cumulative effect method").

The Group has examined the implications of the standard and intends to early adopt IFRS 15 as from January 1, 2017 using the cumulative effect method, and adjusting the balance of retained earnings as at January 1, 2017.

In addition, the Group is considering applying the following expedients at the transition date:

1)	Applying the cumulative effect method only for contracts not yet completed at the transition date; and

2)	Examining the aggregate effect of contract modifications that occurred before the date of initial application, instead of examining each modification on a separate basis.

The main impact of the standard application on the Group’s future financial statements is that customer acquisition costs will be capitalized when it is expected that the Group will recover these costs, instead of recognizing these costs in profit or loss as incurred, as was done to this day. Accordingly, incremental incentives and commissions paid to Group employees and resellers for securing contracts with customers, will be recognized as an asset and will be amortized to profit or loss in accordance with the expected revenue recognition from these contracts. Such customer acquisition costs capitalization, is expected to have a material positive effect on the Group's results of operations in the coming years, which will be leveled off in later years.

The Group intends to apply the practical exemption specified in the standard and to recognize customer acquisition costs in profit or lost when the expected amortization period of these costs is one year or less.

In respect of contracts which have not been concluded to the date of transition, to such a change there is no material impact on the retained earnings at the initial date of application.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

R.	New standards not yet adopted (cont'd)

IFRS 16, Leases

The standard replaces International Accounting Standard 17 - Leases (IAS 17) and its related interpretations. The standard's instructions annul the existing requirement from lessees to classify leases as operating or finance leases. Instead of this, for lessees, the new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements. Similarly, the standard determines new and expanded disclosure requirements from those required at present.

The standard will become effective for annual periods as of January 1, 2019, with the possibility of early adoption, so long as the company has also early adopted IFRS 15 - Revenue from contracts with customers. The standard includes a number of alternatives for the implementation of transitional provisions, so that companies can choose one of the following alternatives at the implementation date: full retrospective implementation or implementation from the effective date (with the possibility of certain practical expedients) while adjusting the balance of retained earnings at that date.

The Group has not yet commenced examining the effects of adopting the standard on the financial statements.

Note 4 - Fair Value

A.	Determination of Fair Value

A number of the Group's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

1.	Trade and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the appropriate interest rate at the reporting date.

2.	Current investments and derivatives

The fair value of forward exchange contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using market interest rates appropriate for similar instruments, including the adjustment required for the parties' credit risks.

The fair value of investments in debt securities is based on quoted market prices.

3.	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 4 - Fair Value (cont'd)

A.	Determination of Fair Value (cont'd)

4.	Share-based payment transactions

Fair value of employee stock options is measured using the Black-Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior) and the risk-free interest rate (based on government bonds). Service conditions attached to the transactions are not taken into account in determining fair value.

B.	Fair Value Hierarchy

When determining the fair value of an asset or liability, the Group uses observable market data as much as possible. There are three levels of fair value measurements in the fair value hierarchy that are based on the data used in the measurement, as follows:

Level 1: quoted prices (unadjusted) in active markets for identical instruments.

Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

Level 3: inputs that are not based on observable market data (unobservable inputs).

Note 5 - Financial Risk Management

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s financial risk management framework. The Board has established a sub-committee for financial exposures management, which is responsible for developing and monitoring the Group’s financial exposures management policies. The sub-committee recommends to the Board of Directors changes in the Group's financial exposures management policy.

The Group’s risk management policies are established to identify and analyze the financial risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities through training and procedures. The Group aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Group Audit Committee oversees how management monitors compliance with the Group’s financial risk management policies and procedures, and reviews the adequacy of the financial risk management framework in relation to the risks faced by the Group. See also Note 21.

Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis.

Trade and other receivables

The Group conducts credit evaluations on receivables over a certain amount, and requires financial guarantees against them. Management monitors outstanding receivable balances and the financial statements include appropriate allowances for estimated irrecoverable amounts. The Group is exposed to credit risk arising mainly from its operation in Israel.

Cash and cash equivalents

 The Group’s cash and cash equivalents are maintained with major banking institutions in Israel.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 5 - Financial Risk Management (cont'd)

Investments in debt instruments

The Group limits its exposure to credit risk by investing only in liquid debt instruments and only with counterparties that have a credit rating of at least "AA-" from S&P Maalot. Management actively monitors credit ratings and given these high credit ratings, management does not expect any counterparty to fail to meet its obligations.

Derivatives

The counterparties of the derivatives held by the Group are major banks in Israel.

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivatives, in the consolidated statement of financial position. Financial instruments that could potentially subject the Group to credit risks consist primarily of trade receivables. Credit risk with respect to these receivables is limited due to the composition of the subscriber base, which includes a large number of individuals and businesses.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and extreme conditions, without incurring unacceptable losses or risking damage to the Group's reputation.

The cash surpluses held by Group companies that are not required for financing their current activity, are invested in interest-bearing investment channels such as: short-term deposits and debentures. These investment channels are chosen based on future forecasts of the cash Group will require in order to meet its liabilities.

The Group examines current forecasts of its liquidity requirements so as to make certain that there is sufficient cash for its operating needs, and it is careful at all times to have enough unused credit facilities so that the Group does not exceed its credit limits and is in compliance with its financial covenants. These forecasts take into consideration matters such as the Group’s plan to use debt for financing its activity, compliance with required financial covenants, and compliance with external requirements such as laws or regulation.

The Group has contractual commitments to purchase inventories, fixed assets and other current services. For further information regarding material commitments see Note 30.

Market risk

In the ordinary course of business, the Group buys and sells derivatives, and also incurs financial liabilities, in order to manage market risks. All such transactions are carried out according to the policy established by the Board of Directors.

Interest rate and CPI risk

The Group is exposed to fluctuations in the interest rate, including changes in the CPI, as the majority of its borrowings are linked to the CPI. As part of its risk management policy the Group has entered into forward contracts that partially hedge the exposure to changes in the CPI. All such transactions are carried out within the policy established by the Board of Directors.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 5 - Financial Risk Management (cont'd)

Currency risk

The Group's operating income and cash flows are exposed to currency risk, mainly due to handset and network related acquisitions and its international roaming services activity. The Group also manages bank accounts that are denominated in a currency other than its respective functional currency, primarily USD and Euro. As part of its financial exposures hedging policy, the Group uses forward and option contracts to partially hedge the exposure to fluctuations in foreign exchange rates.

Capital management

The Group's capital management aim is to ensure a sound and efficient capital structure which takes into consideration, among others, the following factors:

A gearing ratio that supports the Group's cash flow needs with respect to its potential cash flow generation and also supporting its dividend policy, considering the limitation imposed on dividend distribution as established in the indenture of the Group's Series F through K debentures and in the Company's long term loans and deferred loan agreements, while maintaining a Net Debt to EBITDA ratio (see definition in Note 17, regarding Debentures) as established in such documents, and that meets the industry standards. The Group considers Net Debt to EBITDA ratio to be an important measure for investors, debentures holders, analysts, and rating agencies. This ratio is a non-GAAP figure not governed by International Financial Reporting Standards and its definition and calculation may vary from one Group to another. The Group's debt mainly consists of short and long-term debentures traded publicly in the Tel Aviv Stock Exchange and loans from financial institutions.

Note 6 - Operating Segments

As a result of business and regulatory changes, as well as the Group’s entry into new fields of operations in the landline market - sales of television services and sales of internet infrastructure services, the Group’s management attention in general and Chief Operating Decision Maker (CODM) attention in particular, have shifted to focus on two main fields of operations, “Cellular” and “Fixed-line”. Accordingly, starting from January 1, 2016, the Company presents its operations in two segments, "Cellular" segment and "Fixed-line" segment. These segments are managed separately for allocating resources and assessing performance purposes. The CODM does not examine the assets or liabilities for these segments, and therefore they are not presented.

●	Cellular Segment - the segment includes the cellular communications services, cellular equipment and supplemental services.

●	Fixed-line segment - the segment includes landline telephony services, internet infrastructure and connectivity services, television services, landline equipment and supplemental services.

The Company adjusted its operating segments reporting for prior periods on a retroactive basis, therefore the segment reporting for those periods reflects the new reporting format.

The accounting policies of the reportable segments are the same as described in the annual financial statements in Note 3, regarding Significant Accounting Policies.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 6 - Operating Segments (cont'd)

	Year ended December 31, 2016
	NIS millions
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Segment EBITDA to profit for the year

External revenues	2,981	1,046	-	4,027
Inter-segment revenues	17	183	(200)	-

Segment EBITDA*	625	233			858

Depreciation and amortization					(534)
Taxes on income					(10)
Financing income					46
Financing expenses					(196)
Other expenses					(8)
Share based payments					(6)

Profit for the year					150

	Year ended December 31, 2015
	NIS millions
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Segment EBITDA to profit for the year

External revenues	3,185	995	-	4,180
Inter-segment revenues	18	186	(204)	-

Segment EBITDA*	601	271			872

Depreciation and amortization					(562)
Taxes on income					(36)
Financing income					55
Financing expenses					(232)
Other income					3
Share based payments					(3)

Profit for the year					97

Note 6 - Operating Segments (cont'd)

	Year ended December 31, 2014
	NIS millions
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Segment EBITDA to profit for the year

External revenues	3,554	1,016	-	4,570
Inter-segment revenues	26	195	(221)	-

Segment EBITDA*	823	459			1,282

Depreciation and amortization					(610)
Taxes on income					(110)
Financing income					100
Financing expenses					(298)
Other expenses					(7)
Share based payments					(3)

Profit for the year					354

* Segment EBITDA as reviewed by the Group's CODM, represents earnings before interest (financing expenses, net), taxes, other income (expenses) (except for expenses in respect of voluntary retirement plans for employees. See also Note 26 regarding Other Expenses), depreciation and amortization and share based payments, as a measure of operating profit. Segment EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies.

Note 7 - Subsidiaries

Presented hereunder is a list of the Group’s significant subsidiaries:

		The Group’s ownership interest in the subsidiary for the year ended December 31
Name of subsidiary	Principal location of the subsidiary's activity	2015	2016

Netvision Ltd.	Israel	100%	100%
013 Netvision Ltd.	Israel	100%	100%

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 8 - Cash and Cash Equivalents

Composition

	December 31,
	2015	2016
	NIS millions	NIS millions
Bank balances	57	178
Call deposits	704	1,062
	761	1,240

The Group's exposure to interest rate risk and sensitivity analysis for financial assets and liabilities are disclosed in Note 21.

Note 9 - Trade and Other Receivables

Composition

	December 31,
	2015	2016
	NIS millions	NIS millions
Current
Trade Receivables*
Open accounts	445	512
Checks and credit cards receivables	164	160
Accrued income	82	87
Current maturity of long-term receivables	563	566
	1,254	1,325
Other Receivables
Prepaid expenses	43	54
Government institutions and others	61	7
	104	61
	1,358	1,386
Non-current
Trade receivables*	467	461
Rights of use of communications lines	302	327
Deposits and other receivables	3	1
Other	13	7
	785	796
	2,143	2,182

* Net of allowance for doubtful debts.

The Group is exposed to credit risks and impairment losses related to trade and other receivables as disclosed in Note 21.

Non-current trade receivables balances are in respect of equipment sold in installments (mainly 36 monthly payments) which current amount as of December 31, 2016, is calculated at a 3.3% discount rate (December 31, 2015 - 3.3%).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 - Inventory

A.	Composition

	December 31,
	2015	2016
	NIS millions	NIS millions
Handsets	67	42
Accessories	7	10
Spare parts	11	12
	85	64

B.	In 2016, the Group tested slow moving inventory for impairment and wrote down inventory to its net realizable value by the amount of NIS 2 million (2015 - NIS 4 million). The write-down is included in Cost of Sales.

Note 11 - Property, Plant and Equipment, Net

				Computers,
				furniture and
		Control and		landline
	Communications	testing		communications	Leasehold
	network	equipment	Vehicles	equipment	improvements	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Cost

Balance at January 1, 2015	5,552	122	9	316	153	6,152

Additions	203	2	-	85	6	296
Disposals	(84)	-	(2)	(54)	(3)	(143)
Balance at December 31, 2015	5,671	124	7	347	156	6,305

Additions	189	1	-	105	6	301
Disposals	(796)	(46)	(2)	(82)	(38)	(964)
Balance at December 31, 2016	5,064	79	5	370	124	5,642

Accumulated Depreciation

Balance at January 1, 2015	3,965	81	7	170	95	4,318
Depreciation for the year	301	15	1	52	12	381
Disposals	(81)	-	(1)	(54)	(3)	(139)
Balance at December 31, 2015	4,185	96	7	168	104	4,560

Depreciation for the year	284	12	-	67	12	375
Disposals	(796)	(46)	(2)	(75)	(33)	(952)
Balance at December 31, 2016	3,673	62	5	160	83	3,983

Carrying amounts

At January 1, 2015	1,587	41	2	146	58	1,834
At December 31, 2015	1,486	28	-	179	52	1,745
At December 31, 2016	1,391	17	-	210	41	1,659

In the ordinary course of business, the Group acquires property, plant and equipment in credit. The cost of acquisitions, which has not yet been paid at the reporting date, amounted to NIS 120 million (December 31, 2015 and 2014 - NIS 169 million each).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Intangible Assets, Net

	Licenses	Information systems	Software	Goodwill	Customer relationship and other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cost

Balance at January 1, 2015	532	354	77	830	347	2,140

Additions	20	57	11	-	-	88
Disposals	-	(115)	(26)	-	(23)	(164)
Balance at December 31, 2015	552	296	62	830	324	2,064

Additions	-	73	8	-	-	81
Disposals	-	(65)	(17)	-	(16)	(98)
Balance at December 31, 2016	552	304	53	830	308	2,047

Accumulated Amortization

Balance at January 1, 2015	321	157	48	-	299	825

Amortization for the year	30	74	12	-	33	149
Disposals	-	(115)	(26)	-	(23)	(164)
Balance at December 31, 2015	351	116	34	-	309	810

Amortization for the year	31	71	13	-	13	128
Disposals	-	(65)	(17)	-	(16)	(98)
Balance at December 31, 2016	382	122	30	-	306	840

Carrying amounts

At January 1, 2015	211	197	29	830	48	1,315
At December 31, 2015	201	180	28	830	15	1,254
At December 31, 2016	170	182	23	830	2	1,207

In the ordinary course of business, the Group acquires Intangible assets in credit. The cost of acquisitions, which has not yet been paid at the reporting date, amounted to NIS 32 million (December 31, 2015 and 2014, NIS 33 million and NIS 34 million, respectively).

A.	Impairment testing for cash-generating unit containing goodwill

For the purpose of impairment testing, goodwill is allocated to the Fixed-line segment, which represents the lowest level within the Group, at which goodwill is monitored for internal management purposes, which is not higher than the reported operating segments. See Note 6, regarding Operating Segments.

The aggregate carrying amount of goodwill allocated to the Fixed-line segment as of December 31, 2016, is NIS 753 million.

The recoverable amount of the Fixed-line segment was based on its value in use and was determined by discounting the expected future cash flows to be generated from the continuing use. The recoverable amount of the Fixed-line segment as of December 31, 2016, was determined to be higher than its carrying amount and thus, no impairment loss has been recognized.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Intangible Assets, Net (cont'd)

B.	Key assumptions used in calculation of recoverable amount

Key assumptions used in the calculation of recoverable amounts are discount rate and terminal value growth rate. These assumptions are as follows:

(1)	Pre-tax discount rate and terminal value growth rate

	Pre-tax discount rate	Terminal value growth rate
	2016
Fixed-line segment	10.4%	1.5%

•	The discount rate and the terminal value growth rate are denominated in real terms.

•	The Fixed-line segment has cash flows for 5 years, as included in its discounted cash flow model.

•	The long-term growth rate has been determined as 1.5% which represents, among others, the natural population growth rate.

•	The pre-tax discount rate is estimated and calculated using several assumptions, among other, Fixed-line segment's Cost of Equity, risk premium for normative debt leveraging of the Group and estimates of the normative leverage ratio for the industry.

(2)	Sensitivity to changes in assumptions

The estimated recoverable amount of the Fixed-line segment exceeds its carrying amount by approximately NIS 74 million. Management has identified two key assumptions for which there reasonably could be a possible change that could cause the carrying amount to exceed the recoverable amount. The table below shows the amount that these two assumptions are required to change individually in order for the estimated recoverable amount to be equal to the carrying amount.

2016

Pre-tax discount rate	10.8%
Terminal value growth rate	1.0%

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Trade Payables and Accrued Expenses

Composition

	December 31,
	2015	2016
	NIS millions	NIS millions
Trade payables	227	203
Accrued expenses	450	472
	677	675

Note 14 - Provisions

Composition

	Dismantling and restoring		Other contractual	Provision for
	sites	Litigations	obligations	warranty	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Balance as at January 1, 2015	21	47	52	2	122
Provisions made during the year	3	27	11	-	41
Provisions reversed during the year	(4)	(20)	(7)	(2)	(33)
Balance as at January 1, 2016	20	54	56	-	130
Provisions made during the year	14	27	1	-	42
Provisions reversed during the year	(4)	(21)	(9)	-	(34)
Balance as at December 31, 2016	30	60	48	-	138

Non-current	30	-	-	-	30
Current	-	60	48	-	108
	30	60	48	-	138

Dismantling and restoring sites

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. These dismantling costs are calculated on the basis of the identified costs for the current financial year, extrapolated for future years using the best estimate of future trends in prices, inflation, etc., and are discounted at a risk-free rate. Forecast of estimated site departures or asset returns is revised in light of future changes in regulations or technological requirements.

Litigations

The Group is involved in a number of legal and other disputes with third parties. The Group's management, after taking legal advice, has established provisions which take into account the facts of each case. The timing of cash outflows associated with legal claims cannot be reasonably determined. For detailed information regarding legal proceedings against the Group, refer to Note 31.

Other contractual obligations

Provisions for other contractual obligations and exposures include various obligations that are derived either from a constructive obligation or legislation for which there is a high uncertainty regarding the timing and amount of future expenditure required for settlement.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Other Payables, Including Derivatives

Composition

	December 31,
	2015	2016
	NIS millions	NIS millions
Employees and related liabilities	123	126
Government institutions	11	43
Interest payable	108	86
Accrued expenses	8	3
Deferred revenue	21	19
Derivative financial instruments	15	2
	286	279

Note 16 - Other Long-term Liabilities

Composition

	December 31,
	2015	2016
	NIS millions	NIS millions
Long-term trade payables	1	3
Deferred revenue	2	2
Derivative financial instruments	17	15
Other	4	11
	24	31

Note 17 - Debentures and Long-term Loans from Financial Institutions

This note provides information about the contractual terms of the Group's debentures and long-term loans from financial institutions, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, see Note 21.

	December 31,
	2015	2016
	NIS millions	NIS millions
Non- current liabilities
Debentures	3,054	2,866
Long-term loans from financial institutions	-	340
	3,054	3,206
Current liabilities
Current maturities of debentures	734	863

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 - Debentures and Long-term Loans from Financial Institutions (cont'd)

Terms and debt repayment schedule

The terms and conditions debentures are as follows:

				December 31, 2015		December 31, 2016
				NIS millions		NIS millions
	Currency	Nominal interest rate	Year of maturity	Face value	Carrying amount	Face value	Carrying amount

Debentures (Series B) - linked to the Israeli CPI	NIS	5.30%	until 2017	370	441	185	220
Debentures (Series D) - linked to the Israeli CPI	NIS	5.19%	until 2017	599	702	299	349
Debentures (Series E) - unlinked	NIS	6.25%	until 2017	327	327	164	164
Debentures (Series F) - linked to the Israeli CPI	NIS	4.60%	2017-2020	715	733	715	731
Debentures (Series G) - unlinked	NIS	6.99%	2017-2019	285	286	285	285
Debentures (Series H) - linked to the Israeli CPI	NIS	1.98%	2018-2024	950	801	950	824
Debentures (Series I) - unlinked	NIS	4.14%	2018-2025	558	498	804	753
Debentures (Series J) - linked to the Israeli CPI	NIS	2.45%	2021-2026	-	-	103	102
Debentures (Series K) - unlinked	NIS	3.55%	2021-2026	-	-	304	301
Loan from financial institutions	NIS	4.60%	2018-2021	-	-	200	200
Loan from bank	NIS	4.90%	2018-2022	-	-	140	140
Total interest- bearing liabilities				3,804	3,788	4,149	4,069

Debentures

In connection with the issuance of Series F and G debentures, the Company has undertaken to comply with certain financial and other covenants. Inter alia:

•	a Net Leverage* exceeding 5, or exceeding 4.5 during four consecutive quarters, shall constitute an event of default; As of December 31, 2016, the Net Leverage is 2.99.

•	not to distribute more than 95% of the profits available for distribution according to the Israeli Companies law (“Profits”); provided that if the Net Leverage* exceeds 3.5:1, the Company will not distribute more than 85% of its Profits and if the Net Leverage* exceeds 4:1, the Company will not distribute more than 70% of its Profits. Failure to comply with this covenant shall constitute an event of default;

•	cross default, excluding following an immediate repayment initiated in relation to a liability of NIS 150 million or less, shall constitute an event of default;

•	a negative pledge, subject to certain exceptions. Failure to comply with this covenant shall constitute an event of default;

•	an obligation to pay additional interest of 0.25% for two-notch downgrade in the debentures' rating and additional interest of 0.25% for each additional one-notch downgrade and up to a maximum addition of 1%, in comparison to the rating given to the debentures prior to their issuance;

•	failure to have the debentures rated over a period of 60 days, shall constitute an event of default.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 - Debentures and Long-term Loans from Financial Institutions (cont'd)

Debentures (cont'd)

* Net Leverage - the ratio of Net Debt to EBITDA, excluding one-time influences. Net Debt defined as credit and loans from banks and others and debentures, net of cash and cash equivalents and current investments in tradable securities. EBITDA defined as in relation to the twelve month period preceding the Group's most updated consolidated financial statements and calculated as profit before depreciation and amortization, other expenses/ income, net, financing expenses/ income, net and taxes on income.

In June 2013, the Company's rating was updated from an "ilAA-/negative" to an “ilA+/stable” rating, in relation to the Company's debentures traded on the Tel Aviv Stock Exchange. Following this update of rating and since this was the second downgrade in the Debentures' rating since their issuance, the annual interest rate that the Company pays for its Series F and G debentures has been increased by 0.25% to 4.60% and 6.99%, respectively, beginning July 5, 2013.

In connection with the issuance of Series H and Series I debentures in July 2014, the Company undertook additional undertakings, in addition to those previously undertaken by the Company in its Series F and G indenture (as detailed above), including: (1) in addition to being an event of default, meeting the financial covenants previously undertaken by the Company (a maximum net leverage ratio (Net Debt to EBITDA ratio) in excess of 5.0:1, or in excess of 4.5:1 for four consecutive quarters) would be a condition for dividend distribution; and (2) meeting such financial covenants would also be a condition for the issuance of additional debentures of each of the two series.

The Series H and Series I Indenture contains substantially similar events of default to those found in the Series F and Series G Indenture, with the exception of certain new events of default that do not appear in the Series F and Series G Indenture as well as certain modifications to the events of default that are found in the Series F and Series G Indenture, including: (1) breach of the above limitation on dividend distributions; (2) the minimum amount required for triggering a cross default shall not apply to a cross default triggered by another series of debentures; (3) the existence of a real concern that the Company shall not meet its material undertakings towards the debenture holders; (4) the inclusion in the Company's financial statements during a period of two consecutive quarters of a note regarding the existence of significant doubt as to the Company's ability to continue as a going concern; and (5) breach of the Company's undertakings regarding the issuance of additional debentures.

In March 2016, the Company issued in a private offering approximately NIS 246 million aggregate principal amount of additional Series I debentures, for a total consideration of NIS 250 million, reflecting an effective interest of 4.06% per annum. The Company's Series I debentures are listed on the Tel Aviv Stock Exchange, or TASE.

In September 2016, the Company issued two new series of debentures as follows:

a.	Series J debentures in a principal amount of approximately NIS 103 million at an interest rate of 2.45% per annum (annual effective interest rate of 2.62%), linked to the Israeli Consumer Price Index. Series J debentures principal will be payable in six installments, of which the first four installments of 15% of the principal each will be paid on July 5 of the years 2021 through 2024, and the remaining two installments of 20% of the principal each will be paid on July 5 of the years 2025 through 2026. Interest on the outstanding principal of the Series J debentures is payable on January 5 and on July 5 of each of the years 2017 through 2026.

b.	Series K debentures in a principal amount of approximately NIS 304 million, at an interest rate of 3.55% per annum (annual effective interest rate of 3.75%), without linkage. Series K debentures principal will be payable in six installments, of which the first four installments of 15% of the principal each will be paid on July 5 of the years 2021 through 2024, and the remaining two installments of 20% of the principal each will be paid on July 5 of the years 2025 and 2026. Interest on the outstanding principal of the Series K debentures is payable on January 5 and on July 5 of each of the years 2017 through 2026.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 - Debentures and Long-term Loans from Financial Institutions (cont'd)

Both series were issued at par value (NIS 1,000 per unit).

The debentures (rated ilA+/Stable) were issued in a public offering in Israel based on the Company's Israeli shelf prospectus and were listed for trading on the Tel Aviv Stock Exchange.

The total net consideration received by the Company was approximately NIS 403 million.

The Series J and Series K debentures are unsecured and contain standard terms and conditions in addition to certain additional undertakings by the Company, generally similar to the terms of the Company's existing Series G and Series H debentures.

In January 2017, after the end of the reporting period, the Company repaid interest and principal of debentures in a total sum of approximately NIS 592 million.

As of December 31, 2016, the Group is in compliance with the required covenants.

Long-term loans from financial institutions

1.	In May 2015, the Company entered into a loan agreement with two Israeli financial institutions, or Lenders, according to which the Lenders have agreed, subject to certain customary conditions, to provide the Company two deferred loans for the total principal amount of NIS 400 million, without any linkage, as follows:

a.	A loan principal amount of NIS 200 million which was provided to the Company in June 2016 and bears an annual fixed interest of 4.6%. The loan's principal amount will be payable in four equal annual payments on June 30 of each of the years 2018 through 2021 (inclusive). The interest will be paid in ten semi-annual installments on June 30 and December 31, of each calendar year commencing December 31, 2016 through and including June 30, 2021.

b.	A loan principal amount of NIS 200 million will be provided to the Company in June 2017, and will bear an annual fixed interest of 5.1%. The loan's principal amount will be payable in four equal annual payments on June 30 of each of the years 2019 through 2022 (inclusive). The interest will be paid in ten semi-annual installments on June 30 and December 31, of each calendar year commencing December 31, 2017 through and including June 30, 2022.

Under the agreement, the interest rate may be subject to certain adjustments. Until the provision of the loans, the Company is required to pay the Lenders a commitment fee. The Company may cancel or prepay one or both loans, subject to a certain cancelation fee or prepayment fee, as applicable. The agreement includes standard terms and obligations and also generally includes the negative pledge, limitations on distributions, events of default and financial covenants applicable to the Company's series F through I debentures.

As of December 31, 2016, the Group is in compliance with the required covenants.

2.	In August 2015, the Company entered into a loan agreement with an Israeli bank, or Lender, according to which the Lender has agreed to provide the Company a deferred loan in a principal amount of NIS 140 million, without any linkage, which was provided to the Company in December 2016, and bears an annual fixed interest of 4.9%. The loan's principal amount will be payable in five equal annual payments on June 30 of each of the years 2018 through 2022 (inclusive).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 - Debentures and Long-term Loans from Financial Institutions (cont'd)

Long-term loans from financial institutions (cont'd)

Under the Agreement, the interest rate may be subject to certain adjustments. The Company may prepay the loan, subject to prepayment fee. The agreement also includes certain events which if not approved by the Lender allow the Lender to notify the Company of an acceleration of the repayment of the loan.

The agreement includes standard terms and obligations and also generally includes the negative pledge, limitations on distributions, financial covenants and event of defaults applicable to the Company's series F through I debentures, with certain modifications, including foreclosure, materialization of a pledge, execution actions, receivership and (subject to certain exclusions) sale of assets, in a specified certain lower amount, a failure to operate in a field which is material to the Company's operations and mergers and changes of formation (with more limited exclusions) will trigger an event of default. In case the Company provides stricter financial covenants to another financial institution or debenture holder, those will apply to this agreement as well.

As of December 31, 2016, the Group is in compliance with the required covenants.

Note 18 - Liability for Employee Rights upon Retirement, Net

The obligation of the Group, under law and labor agreements, to pay severance pay employees who are not covered by the pension or insurance plans as mentioned in section A below, as of December 31, 2016 and 2015 is NIS 12 million each, as included in the consolidated statements of financial position, under Liability for employee rights upon retirement, net.

A.	Post-employment benefit plans - defined contribution plan

The Group’s liability for severance pay for its Israeli employees is calculated pursuant to Israeli Severance Pay Law. The Group’s liability is mostly covered by monthly deposits with severance pay funds, insurance policies and by an accrual on the consolidated statements of financial position. For most of the Group's employees, the payments to pension funds and to insurance companies exempt the Group from any obligation towards its employees, in accordance with Section 14 of the Severance Pay Law-1963. Accumulated amounts in pension funds and in insurance companies are not under the Group's control or management and accordingly, neither those amounts nor the corresponding accrual for severance pay are presented in the consolidated statements of financial position.

B.	Post-employment benefit plans - defined benefit plan

The portion of the severance payments which is not covered by deposits in defined contribution plans, as aforementioned, is accounted for by the Group as a defined benefit plan, according to which a liability for employee benefits is recognized and in respect of which, the Group deposits amounts in central severance pay funds and in appropriate insurance policies. The total liability as at December 31, 2016 is NIS 25 million (2015 - NIS 23 million). The fair value of the plan assets, the severance pay fund, is NIS 20 million (2015 - NIS 19 million). The expense recognized in the consolidated statement of income for the year ended December 31, 2016 in respect of defined benefit plans, is NIS 3 million (2015 - NIS 3 million).

C.	As of December 31, 2016 the Group's liability for adaptation grants to employees is NIS 7 million (2015 - NIS 8 million).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 19 - Capital and Reserves

Share capital

	2014	2015	2016
	NIS
Issued and paid at January 1	995,316	1,005,845	1,006,046
Exercise of share options	10,529	201	-

Issued and paid at December 31	1,005,845	1,006,046	1,006,046

The share capital is comprised of ordinary shares of NIS 0.01 par value each.

At December 31, 2016, the authorized share capital was comprised of 300 million ordinary shares (December 31, 2015, 2014 - 300 million each). The holders of ordinary shares are entitled to receive dividends as declared.

Basic and diluted earnings per share

The calculation of basic earnings per share was based on the profit attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding (99,924,306, 100,589,458 and 100,604,578 during the years 2014, 2015 and 2016, respectively). The calculations of diluted earnings per share was based on the profit attributable to ordinary shares and the weighted average number of ordinary shares in the basic earnings per share in addition of 781,976, 72 and 93,728 incremental shares (NIS 0.01 par value each) that would be issued resulting from exercise of all options for the years ended December 31, 2014, 2015 and 2016, respectively.

At December 31, 2016, 1,060 thousand options (2015 and 2014 - 616 thousand and 453 thousand options, respectively) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding.

Dividends

In 2014-2016 the Company did not pay dividend to the shareholders of the Company.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred or exercised.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 20 - Share-Based Payments

In September 2006, the Company's Board of Directors approved a share based incentive plan for employees, directors, consultants, sub-contractors of the Company and the Company’s affiliates. The terms of share-based payments include a dividend adjustment mechanism. The options will be exercised at net, with no cash transfer.

In March 2015, the Company's board of directors approved a new shared based incentive plan - "2015 Share Incentive Plan" for employees, directors, consultants and sub-contractors of the Company and the Company's affiliates. Under the plan, the Company's board of directors is authorized to determine the terms of the grants, including the identity of grantees, the number of options or restricted stock units (“RSUs”) to be granted, the vesting schedule and the exercise price. The terms of the share based payments include a dividend adjustment mechanism. The options will be exercised at net exercise mechanism, with no cash transfer.

	Number of		Contractual	Adjusted exercise price per share as
	instruments		life of	of December 31,
Grant date/employees entitled	In thousands	Vesting conditions	options	2016

Share options granted in December 2013 to senior employees	234	Three equal installments over three years of employment	4.5 years	$14.65
Share options granted in August 2015 to senior employees	2,660	Three equal installments over three years of employment	4.5 years	NIS 25.65
Share options granted in November 2016 to senior employees	63	Three equal installments over three years of employment	4.5 years	NIS 29.97

The total compensation expense during the year ended December 31, 2016, related to the options granted is NIS 6 million (2015 - NIS 3 million, 2014 - NIS 3 million).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 20 - Share-Based Payments (cont'd)

The changes in the balances of the options were as follows:

		Weighted average		Weighted average		Weighted average
	Number of	of exercise price	Number of	of exercise price	Number of	of exercise price
	options	(US Dollars)	options	(US Dollars)	options	(US Dollars)
	2014		2015		2016

Balance as at January 1	2,965,964	10.35	638,865	15.86	2,873,190	7.40

Granted during the year	-	-	2,660,000	6.69	63,000	7.79

Forfeited during the year	(341,006)	27.01	(292,798)	19.52	(171,856)	11.43

Exercised during the year	(1,986,093)	5.72	(132,877)	5.67	-	-

Total options outstanding as at December 31	638,865	15.86	2,873,190	7.40	2,764,334	7.15

Total of exercisable options as at December 31*	445,365	17.00	170,190	15.13	1,020,000	7. 89

* The weighted average of the remaining contractual life of options outstanding as at December 31, 2016 is 2.9 years.

	2014	2015	2016

Fair value of share options and assumptions:

Fair value at grant date	-	NIS 3.5	NIS 6.3

Fair value assumptions:

Share price at grant date	-	NIS 23.75	NIS 27.75

Exercise price	-	NIS 25.65	NIS 29.97

Expected volatility (weighted average)	-	35.9%	42.8%

Option life (expected weighted average life)	-	2.3 years	2.3 years

Risk free interest rate	-	0.4%	0.4%

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments

Credit risk

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	December 31,	December 31,
	2015	2016
	NIS millions	NIS millions

Trade receivables including long-term amounts	1,721	1,786
Loans and other receivables including long-term amounts	9	5
Investment in debt securities	280	282
Cash and cash equivalents in banks	761	1,240
Derivative financial instrument	1	2
	2,772	3,315

The maximum exposure to credit risk of financial assets at the reporting date by type of counterparty is:

	December 31,	December 31,
	2015	2016
	NIS millions	NIS millions

Receivables from subscribers	1,588	1,590
Receivables from distributors and other operators	133	196
Investment in government of Israel debt securities	151	131
Investment in institutional debt securities	129	151
Cash and cash equivalents in banks	761	1,240
Other	10	7
	2,772	3,315

Impairment losses

The aging of financial assets at the reporting date was as follows:

	Gross	Impairment	Gross	Impairment
	2015		2016
	NIS millions	NIS millions	NIS millions	NIS millions

Not past due	2,675	28	3,200	22
Past due less than one year	136	53	154	62
Past due more than one year	163	121	146	101
	2,974	202	3,500	185

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2015	2016
	NIS millions	NIS millions

Balance at January 1	231	202
Impairment loss recognized	(61)	(50)
Doubtful debt expenses	32	33
Balance at December 31	202	185

The allowance accounts in respect of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amount considered irrecoverable is written off against the trade receivable directly.

Liquidity risk

The following are the maturities of contractual of financial liabilities and other non-contractual liabilities, including estimated interest payments and excluding the impact of netting agreements:

December 31, 2016	Carrying	Contractual					More than
	amount	Cash flows	1st year	2nd year	3rd year	4-5 years	5 years
	NIS millions

Debentures*	(3,815)	(4,448)	(1,014)	(657)	(577)	(847)	(1,353)
Long-term loans from financial institutions	(340)	(392)	(16)	(92)	(89)	(166)	(29)
Trade and other payables	(803)	(803)	(803)	-	-	-	-
Forward exchange contracts on CPI	(17)	(17)	(2)	(15)	-	-	-
Long-term liabilities	(13)	(13)	(2)	-	(11)	-	-
	(4,988)	(5,673)	(1,837)	(764)	(677)	(1,013)	(1,382)

* Including accrued interest on debentures.

December 31, 2015	Carrying	Contractual					More than
	amount	Cash flows	1st year	2nd year	3rd year	4-5 years	5 years
	NIS millions

Debentures*	(3,896)	(4,549)	(909)	(996)	(610)	(957)	(1,077)
Trade and other payables	(808)	(808)	(808)	-	-	-	-
Forward exchange contracts on CPI	(32)	(32)	(15)	(3)	(14)	-	-
Long-term liabilities	(5)	(5)	-	-	-	(5)	-
	(4,741)	(5,394)	(1,732)	(999)	(624)	(962)	(1,077)

* Including accrued interest on debentures.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

Currency risk and CPI

The Group's exposure to foreign currency risk and CPI is as follows:

	December 31, 2015			December 31, 2016
	In or linked			In or linked
	to foreign			to foreign
	currencies	Linked		currencies	Linked
	(mainly USD)	to CPI	Unlinked	(mainly USD)	to CPI	Unlinked
	NIS millions			NIS millions
Current assets
Cash and cash equivalents	42	-	719	12	-	1,228
Current investments, including derivatives	1	141	139	2	141	141
Trade receivables	77	-	1,177	89	-	1,236
Other receivables	-	1	5	-	-	4

Non- current assets
Long-term receivables	-	3	467	-	1	461

Current liabilities
Current maturities of debentures	-	(570)	(164)	-	(642)	(221)
Trade payables and accrued expenses	(325)	-	(352)	(182)	-	(493)
Other current liabilities, including derivatives	-	(82)	(172)	-	(49)	(167)

Non- current liabilities
Long-term loans from financial institutions	-	-	-	-	-	(340)
Debentures	-	(2,107)	(947)	-	(1,584)	(1,282)
Other non- current liabilities, including derivatives	-	(17)	(5)	(3)	(15)	(10)
	(205)	(2,631)	867	(82)	(2,148)	557

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

Currency risk and CPI (cont'd)

The Group's exposure to linkage and foreign currency risk in respect of derivatives is as follows:

	December 31, 2016
	Currency/ linkage receivable	Currency/ linkage payable	Notional Value	Fair value
			NIS millions
Instruments not used for hedging
Forward exchange contracts on foreign currencies	USD	NIS	95	1
Forward exchange contracts on CPI	CPI	NIS	800	(17)
Foreign currency put options	NIS	USD	(95)	1

	December 31, 2015
	Currency/ linkage receivable	Currency/ linkage payable	Notional Value	Fair value
			NIS millions
Instruments not used for hedging
Forward exchange contracts on foreign currencies	USD	NIS	98	1
Forward exchange contracts on CPI	CPI	NIS	1,200	(32)
Foreign currency call options	USD	NIS	20	-
Foreign currency put options	NIS	USD	117	-

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

Currency risk and CPI (cont'd)

Sensitivity analysis

A change of the CPI as at December 31, 2016 and 2015 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2015.

		Equity	Net income
	Change	NIS millions	NIS millions

December 31, 2016
Increase in the CPI of	2.0%	(13)	(13)
Increase in the CPI of	1.0%	(4)	(4)
Decrease in the CPI of	(1.0%)	3	3
Decrease in the CPI of	(2.0%)	6	6

December 31, 2015
Increase in the CPI of	2.0%	(16)	(16)
Increase in the CPI of	1.0%	(6)	(6)
Decrease in the CPI of	(1.0%)	4	4
Decrease in the CPI of	(2.0%)	9	9

Sensitivity of change in foreign exchange rate is immaterial as at December 31, 2016 and 2015.

Interest rate risk

Profile

At the reporting date the interest rate profile of the Group's interest-bearing financial instruments, not including derivatives, was:

	Carrying amount
	2015	2016
	NIS millions	NIS millions
Fixed rate instruments
Financial assets	985	845
Financial liabilities	(3,788)	(4,069)
	(2,803)	(3,224)
Variable rate instruments
Financial assets	2	500
Financial liabilities	-	-
	2	500

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

Fair value sensitivity analysis for fixed rate instruments

A change of interest rates at the end of the reporting period would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	Equity				Profit or loss
	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease
	NIS millions				NIS millions
December 31, 2016
Fair value sensitivity (net)	(7)	7	(4)	4	(7)	7	(4)	4

	Equity				Profit or loss
	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease
	NIS millions				NIS millions
December 31, 2015
Fair value sensitivity (net)	(8)	8	(4)	4	(8)	8	(4)	4

Cash flow sensitivity analysis for variable rate instruments

A change of 1% in interest rates at the end of the reporting period would have increased (decreased) equity and profit or loss by immaterial amounts.

Fair Values

(1)	Financial instruments measured at fair value for disclosure purposes only

The book value of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, current investments, including derivatives, trade and other payables, including derivatives and other long-term liabilities, are equal or approximate to their fair value.

The fair values of the remaining financial liabilities and their book values as presented in the consolidated statements of financial position are as follows:

	December 31, 2015		December 31, 2016
	Book value	Fair value	Book value	Fair value*
	NIS millions		NIS millions
Debentures including current maturities and accrued interest	(3,896)	(4,198)	(3,815)	(4,517)

* The fair value includes principal and interest in a total sum of approximately NIS 592 million, paid in January 2017, after the end of the reporting period.

The fair value of marketable debentures is determined by reference to the quoted closing asking price at the reporting date (level 1).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

(2)	Fair value hierarchy of financial instruments measured at fair value

The table below analyses financial instruments carried at fair value, by valuation method.

	December 31, 2016
	Level 1	Level 2	Level 3	Total
	NIS millions	NIS millions	NIS millions	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	282	-	-	282
Derivatives	-	2	-	2
Total assets	282	2	-	284

Financial liabilities at fair value through profit or loss
Derivatives	-	(17)	-	(17)
Total liabilities	-	(17)	-	(17)

There have been no transfers during the year between Levels 1 and 2.

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	NIS millions	NIS millions	NIS millions	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	280	-	-	280
Derivatives	-	1	-	1
Total assets	280	1	-	281

Financial liabilities at fair value through profit or loss
Derivatives	-	(32)	-	(32)
Total liabilities	-	(32)	-	(32)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

(3)	Details regarding fair value measurement at Level 2

Financial instrument	Valuation method for determining fair value

Forward contracts	Fair value measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Foreign currency options	Fair value is measured based on the Black-Scholes formula.

(4)	Offset of financial assets and financial liabilities

The following table sets out the carrying amounts of recognized financial instruments that were offset in the consolidated statements of financial position:

	December 31, 2016
	Note	Gross amounts of recognized financial assets (liabilities)	Gross amounts of financial assets (liabilities) recognized and offset in the consolidated statements of financial position	Net amounts of financial assets (liabilities) presented in the consolidated statements of financial position
		NIS millions	NIS millions	NIS millions
Financial assets
Trade receivables	9	224	(159)	65

Financial liabilities
Trade payables and accrued expenses	13	(183)	159	(24)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Financial Instruments (cont'd)

(4)	Offset of financial assets and financial liabilities (cont'd)

	December 31, 2015
	Note	Gross amounts of recognized financial assets (liabilities)	Gross amounts of financial assets (liabilities) recognized and offset in the consolidated statements of financial position	Net amounts of financial assets (liabilities) presented in the consolidated statements of financial position
		NIS millions	NIS millions	NIS millions
Financial assets
Trade receivables	9	362	(303)	59

Financial liabilities
Trade payables and accrued expenses	13	(336)	303	(33)

Note 22 - Revenues

Composition

	Year ended December 31,
	2014	2015	2016
	NIS millions	NIS millions	NIS millions
Revenues from equipment	1,005	1,048	994
Revenues from services:
Cellular services	2,487	2,121	2,025
Land-line communications services	*940	866	871
Other services	138	145	137
Total revenues from services	3,565	3,132	3,033
Total revenues	4,570	4,180	4,027

*Reclassified

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 23 - Cost of Revenues

Composition

	Year ended December 31,
	2014	2015	2016
	NIS millions	NIS millions	NIS millions
According to source of income:
Cost of revenues from equipment	744	763	674
Cost of revenues from services	1,983	2,000	2,028
	2,727	2,763	2,702
According to its components:
Cost of revenues from equipment	744	763	674

Rent and related expenses	310	332	321
Salaries and related expenses	260	265	241
Fees to other operators and others	761	789	822
Cost of value added services	114	86	78
Depreciation and amortization	410	381	396
Royalties and fees	98	96	93
Other	30	51	77
Total cost of revenues from services	1,983	2,000	2,028
	2,727	2,763	2,702

Note 24 - Selling and Marketing Expenses

Composition

	Year ended December 31,
	2014	2015	2016
	NIS millions	NIS millions	NIS millions
Salaries and related expenses	277	278	257
Commissions	197	196	179
Advertising and public relations	46	26	44
Depreciation and amortization	59	38	20
Other	93	82	74
	672	620	574

Note 25 - General and Administrative Expenses

Composition

	Year ended December 31,
	2014	2015	2016
	NIS millions	NIS millions	NIS millions
Salaries and related expenses	121	114	123
Depreciation and amortization	141	143	118
Rent and maintenance	62	59	55
Data processing and professional services	57	51	39
Allowance for doubtful accounts	31	32	33
Other	51	66	52
	463	465	420

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 26 - Other Expenses, net

Other expenses, net, include expenses in respect of voluntary retirement plans for employees. In May 2016, the Group, in collaboration with the employees' representatives, launched a new voluntary retirement plan for employees, following which, the Company recorded an expense in an amount of approximately NIS 13 million in 2016 with respect to employees who joined this plan (in 2015 and 2014, the Company recorded expenses in an amount of approximately NIS 25 million and NIS 39 million, in respect of previous voluntary retirement plans for employees).

Note 27 - Financing Income and Expenses

Composition

	Year ended December 31,
	2014	2015	2016
	NIS millions	NIS millions	NIS millions
Interest income on deposits	6	2	1
Interest income from installment sale transactions	61	47	38
Net change in fair value of financial assets measured at fair value through profit or loss	15	5	6
Premium amortization	18	-	-
Foreign exchange differences and other	-	1	1
Financing income	100	55	46

Linkage expenses to CPI and interest expenses on long-term liabilities	(251)	(169)	(157)
Net change in fair value of derivatives	(33)	(32)	-
Discount amortization	-	(22)	(26)
Foreign exchange differences and other	(14)	(9)	(13)
Financing expenses	(298)	(232)	(196)
Net financing expenses recognized in profit or loss	(198)	(177)	(150)

Note 28 - Income Tax

A.       Details regarding the tax environment of the Group

Corporate tax rate

(a)	Presented hereunder are the tax rates relevant to the Group in the years 2014-2016:

2014 - 26.5%

2015 - 26.5%

2016 - 25%

On January 4, 2016 the Israeli Parliament passed the Law for the Amendment of the Income Tax Ordinance (Amendment 216) - 2016, by which, inter alia, the corporate tax rate would be reduced by 1.5% to a rate of 25% as from January 1, 2016.

Furthermore, on December 22, 2016 the Israeli Parliament passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) - 2016, by which, inter alia, the corporate tax rate would be reduced from 25% to 23% in two steps. The first step will be to a rate of 24% as from January 2017 and the second step will be to a rate of 23% as from January 2018.

As a result of the reduction in the tax rate to 25%, the deferred tax balances as at January 4, 2016 were calculated according to the new tax rate specified in the Law for the Amendment of the Income Tax Ordinance, at the tax rate expected to apply on the date of reversal.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 28 - Income Tax (cont'd)

As a result of the reduction in the tax rate to 23% in two steps, the deferred tax balances as at December 31, 2016 were calculated according to the new tax rate specified in the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018), at the tax rate expected to apply on the date of reversal.

The effect of the changes described above on the financial statements as at December 31, 2016 is reflected in a decrease in the deferred tax liabilities in the amount of NIS 31 million and a decrease in the deferred tax assets in the amount of NIS 12 million. The adjustment in deferred tax balances was recognized against deferred tax income in the amount of NIS 19 million.

Current taxes for the reported periods are calculated according to the tax rates presented above.

(b)	On January 12, 2012 Amendment 188 to the Income Tax Ordinance (New Version) - 1961 (hereinafter - “the Ordinance”) was published in the Official Gazette. The amendment amended Section 87A to the Ordinance, and provides a temporary order whereby Accounting Standard No. 29 “Adoption of International Financial Reporting Standards (IFRS)” that was issued by the Israel Accounting Standards Board shall not apply when determining the taxable income for the tax years 2010-2011 even if this standard was applied when preparing the financial statements (hereinafter - “the Temporary Order”). On July 31, 2014 Amendment 202 to the Ordinance was issued, by which the Temporary Order was extended to the 2012 and 2013 tax years.

B.	Composition of income tax expense (income)

	Year ended December 31,
	2014	2015	2016
	NIS millions	NIS millions	NIS millions

Current tax expense (income)
Current year	96	45	35
Adjustments for prior years, net	(5)	-	(27)
	91	45	8

Deferred tax expense (income)
Creation and reversal of temporary differences	19	(9)	21
Change in tax rate	-	-	(19)
	19	(9)	2

Income tax expense	110	36	10

C.	Income tax in respect of other comprehensive income

	Year ended December 31, 2016
	Before tax	Tax benefit	Net of tax
	NIS millions	NIS millions	NIS millions
Other comprehensive income items	1	(1)	-

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 28 - Income Tax (cont'd)

C.	Income tax in respect of other comprehensive income (cont'd)

	Year ended December 31, 2015
	Before tax	Tax expenses	Net of tax
	NIS millions	NIS millions	NIS millions

Other comprehensive loss items	(2)	1	(1)

	Year ended December 31, 2014
	Before tax	Tax benefit	Net of tax
	NIS millions	NIS millions	NIS millions

Other comprehensive income items	12	(3)	9

D.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense

	Year ended December 31,
	2014	2015	2016
	NIS millions	NIS millions	NIS millions

Profit before taxes on income	464	133	160
Primary tax rate of the Group	26.5%	26.5%	25.0%

Tax calculated according to the Group’s primary tax rate	123	35	40

Additional tax (tax saving) in respect of:

Non-deductible expenses	3	5	4
Taxes in respect of previous years	(5)	-	(27)
Effect of change in tax rate	-	-	(19)
Tax exempt income	(6)	(1)	-
Other differences	(5)	(3)	12

Income tax expenses	110	36	10

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 28 - Income Tax (cont'd)

E.	Deferred tax assets and liabilities

(1)	Recognized deferred tax assets and liabilities

Deferred taxes are calculated according to the tax rate anticipated to be in effect on the date of reversal as stated above.

The movement in deferred tax assets and liabilities is attributable to the following items:

	Allowance for doubtful debts	Property, plant and equipment and intangible assets	Hedging transactions	Carry forward tax deductions and losses	Other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Balance of deferred tax asset (liability) as at January 1, 2016	53	(201)	1	8	25	(114)
Changes recognized in profit or loss	(10)	17	(1)	(8)	-	(2)
Changes recognized in other comprehensive income	-	-	-	-	(1)	(1)

Balance of deferred tax asset (liability) as at December 31, 2016	43	(184)	-	-	24	(117)

Deferred tax asset	43	23	-	-	27	93
Offset of balances						(92)

Deferred tax asset in the consolidated statements of financial position as at December 31, 2016						1

Deferred tax liability	-	(207)	-	-	(3)	(210)
Offset of balances						92

Deferred tax liability in the consolidated statements of financial position as at December 31, 2016						(118)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 28 - Income Tax (cont'd)

E.	Deferred tax assets and liabilities (cont'd)

(1)	Recognized deferred tax assets and liabilities (cont'd)

	Allowance for doubtful debts	Property, plant and equipment and intangible assets	Hedging transactions	Carry forward tax deductions and losses	Other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Balance of deferred tax asset (liability) as at January 1, 2015	61	(211)	1	11	15	(123)
Changes recognized in profit or loss	(8)	10	-	(3)	10	9

Balance of deferred tax asset (liability) as at December 31, 2015	53	(201)	1	8	25	(114)

Deferred tax asset	53	39	1	8	26	127
Offset of balances						(118)

Deferred tax asset in the consolidated statements of financial position as at December 31, 2015						9

Deferred tax liability	-	(240)	-	-	(1)	(241)
Offset of balances						118

Deferred tax liability in the consolidated statements of financial position as at December 31, 2015						(123)

(2)	Unrecognized deferred tax liability

As at December 31, 2016 and 2015, a deferred tax liability for temporary differences related to an investment in a subsidiary was not recognized because the decision as to whether to sell the investment rests with the Group and it is satisfied that it will not be sold in the foreseeable future.

F.	Tax assessments

The Company has received final tax assessments up to and including the year ended December 31, 2013 (2013 fiscal year).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 29 - Operating Leases

Non-cancelable operating lease rentals are payable as follows:

December 31,
2016
NIS millions
Less than one year	274
Between one and five years	570
More than five years	103
947

During the year ended December 31, 2016, NIS 286 million was recognized as expenses in respect of operating leases in the consolidated statements of income (2015 and 2014, NIS 285 million and NIS 258 million, respectively).

Major operating lease and service agreements:

a.	Office buildings and warehouses - there are lease agreements for periods of up to 14 years.

b.	Switching stations- there are lease agreements for switching station locations for periods of up to 18 years.

c.	Cell sites- there are lease agreements for cell sites for periods of up to 21 years.

d.	Service centers, retail stores and stands - there are lease agreements for service and installation centers and stands for periods of up to 13 years.

e.	Motor vehicles - lease for a period of 3 years.

Note 30 - Commitments

1.	The Group has commitments regarding the license it was granted in 1994, most of which are:

a.	Not to pledge any of the assets used to execute the license without the advance consent of the Ministry of Communications.

b.	The Company's shareholders' joint equity, combined with the Company's equity, shall not amount to less than US$ 200 million. Regarding this stipulation, a shareholder holding less than 10% of the rights to the Company's equity is not taken into account.

The Group is in compliance with the above conditions.

2.	As at December 31, 2016, the Group has commitments to purchase equipment for the communications networks, end user equipment, systems and software maintenance, and content and related services, in a total amount of approximately NIS 730 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 30 - Commitments (cont'd)

3.	Between 2003 and 2016, Netvision entered into a number of agreements with Mediterranean Nautilus Ltd. and Mediterranean Nautilus (Israel) Ltd., or collectively Med Nautilus, for the purchase of rights of use of certain telecommunications capacities on Med Nautilus' communications cables, as well as maintenance and operation services relating to these cables. Over the last few years Netvision has increased the capacity purchased for significantly lower prices, as well as reduced maintenance costs. The term of the agreement with respect to capacity purchased from Med Nautilus is in effect until May 2032. Netvision has the option to terminate agreements with respect to parts of the capacity in 2022 and 2027. The remainder of the obligation under all existing agreements as of December 31, 2016 is NIS 133 million.

4.	In February 2015, the Company entered a collective employment agreement with its employees' representatives and the Histadrut (an Israeli union labor) for a term of 3 years (2015-2017). The agreement applies to the Company's and 013 Netvision Ltd.'s (the Company's indirect wholly owned subsidiary) employees, excluding certain managerial and specific positions. The agreement defines employment policy and terms in various aspects, including: minimum wages, annual salary increase, incentives, benefits and other one time or annual payments to the employees, as well as a welfare budget and procedures relating to manning a position, change of place of employment and dismissal, including management and employees' representative respective authority with regards to each. The agreement includes terms, whereby the employees are entitled to participate in the Company's operational income over a certain threshold and enjoy additional payments, under certain conditions.

5.	In January 2017, after the end of the reporting period, the Company annulled the 2015 agreement for the purchase of Golan Telecom Ltd. ("Golan"), after the regulators' refusal to approve it and continuous litigation with Golan due to Golan's repeated breaches of its agreements with the Company. Following a mediation process held with Golan: Golan entered a share purchase agreement with Electra Consumer Products Ltd. ("Electra"), which simultaneously entered a 3G and 4G network sharing and 2G hosting services agreement with the Company; the aforementioned Company's 2015 purchase agreement of Golan was annulled; legal actions filed by the Company and Golan against each other were dismissed; it was agreed on a reduced monthly payment for national roaming services for a certain period. The mediation agreement further includes arrangements in case the share purchase agreement with Electra is not closed within a certain period, including a continuation of the mediation process and reduced monthly payment for national roaming services to be provided by the Company for a certain period and the right to resume legal actions, including with relation to the past national roaming payment differences.

6.	In July 2016, the Company entered a 4G network sharing and 2G and 3G hosting services agreement with Marathon 018 Xfone Ltd. ("Xfone"), or the Xfone Agreement, which was awarded 4G frequencies in the 2015 frequencies tender and has not entered the cellular market yet and in January 2017, after the end of the reporting period, the Company entered a 3G and 4G network sharing and 2G hosting services agreement with Electra (which shall apply to Golan when owned by Electra), or the Golan Agreement, and Electra simultaneously entered an agreement with Golan and Golan's shareholders to purchase Golan Telecom's share capital, or the Share Purchase Agreement by Electra or SPAE.

Note 30 - Commitments (cont'd)

The main provisions of the sharing agreements include the following:

•	Both Agreements are preconditioned by the receipt of any required regulatory approval including the Antitrust Commissioner and the Ministry of Communications' approvals. The Golan Agreement is also conditioned upon the closing of the SPAE (which is also subject to regulatory approvals).

•	Network sharing - the parties will cooperate in the development of a shared network (as applicable), which will use both parties' relevant frequencies, to be operated by a separate, newly created entity, or NewCo, that will be equally owned by the parties. Each of the Company and the sharing party/parties shall hold the active elements of the shared network in equal parts and will grant each other and NewCo an Indefeasible Right of Use, or IRU, in their active elements of the shared Network. To that end, the sharing party / parties will purchase and hold equal shares of the active elements of the shared Network owned by the Company prior to the Effective Date. Future ongoing investments in such active elements shall be equally borne by the parties. Each party will purchase and operate its own core network. The Company will further provide the sharing parties and NewCo an IRU to the Company's passive elements of the shared networks. The Company shall provide services to NewCo as a subcontractor.

•	Hosting services - the Company shall provide Xfone hosting services in relation to the Company's 2G and 3G networks and to Golan hosting services in relation to the Company's 2G network.

•	Term - the Agreements are for a term of ten years (the Xfone Agreement - commencing from the earlier of the commercial launch of cellular services by Xfone or 12 months following the receipt of regulatory approvals for the agreement (“the Xfone Agreement Effective Date”)), and will be extended for additional periods, unless either party notifies otherwise. The termination of the Golan Agreement prior to the lapse of the first 10 years due to its breach by Golan, shall entitle the Company to an agreed compensation of NIS 600 million plus VAT.

•	Consideration - the average annual consideration for the Company under the Golan Agreement during the Term (starting with lower annual payment and increasing over the Term), is expected to range between approximately NIS 210-220 million plus VAT, depending on Golan's amount of subscribers and their usage of the shared network and our 2G network. Such consideration includes the following components:

o	Its share of the active elements of the existing 3G and 4G network owned by the Company and minimum future investment by Golan in active elements of the shared network;

o	IRU to the Passive elements;

o	Operation costs of the shared network and the 2G network (both active and passive), to include a fixed component to be borne equally by the parties, subject to certain discount arrangements dependent on Golan's subscribers amount, and a variable component to be borne by the parties according to the parties' relative usage of data by their subscribers.

The consideration for the Company under the Xfone Agreement includes substantially similar arrangements (mutatis mutandis to its sharing and hosting agreement) but Xfone shall be entitled to a discount according to which, the said payments for the IRU to the passive elements and its share of the operation costs, will be replaced during a period of up to 5 years from the Xfone Agreement Effective Date, with a monthly payment per subscriber to the Company of NIS 25 in the first year, NIS 27.5 in the second year and NIS 30 thereafter, plus VAT, but in any case not less than certain minimum annual amounts (ranging between NIS 20 million in the first year and NIS 110 million in the fifth year).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 30 - Commitments (cont'd)

The Agreements include standard stipulations as well as certain arrangements for separation of the parities and adding another sharing party. In addition to standard termination causes, Xfone may terminate its agreement by a prior written notice if it decides to cease operating in the cellular market in Israel.

The Golan Agreement includes the following arrangements as well:

•	Loan - upon closing of the SPAE, the Company will lend Golan the sum of NIS 130 million for a period of 10 years to be repaid in 6 semi-annual equal installments beginning the 8th year of the Term (interest and CPI differentials to be accrued, will be paid as of the 6th year). The loan shall be guaranteed by a second degree floating charge on Golan's assets and rights (excluding certain exceptions) or an equivalent guaranty.

•	Interim Period - the Agreement includes arrangements in relation to a possible interim period commencing upon the closing of the SPAE if closed prior to the receipt of regulatory approvals to the agreement and until the closing of the agreement. Those include the continued exclusive purchase of national roaming services by Golan from the Company, for a consideration equal to that stipulated under the agreement as well as an agreed compensation in the sum of NIS 600 million plus VAT in the event such purchase is stopped other than following closing of the Agreement.

•	Resolve of the previously reported past national roaming payments differences.

In October 2016, the Israeli Antitrust commissioner has approved the Xfone Agreement, subject to the annulment of a certain provision.

In February and March 2017, after the end of the reporting period, the Company agreed on certain amendments to these agreements including certain immaterial discounts out of the agreements' consideration. The Company, Xfone and Electra have further entered another agreement, combining the 4G network sharing arrangements of both Agreements, into one three-way agreement.

In March 2017, after the end of the reporting period, the Antitrust Commissioner approved the Golan Agreement and SPAE.

7.	In October 2016, the Company entered into an agreement with Apple Sales International for the purchase and distribution of iPhone handsets in Israel. Under the terms of the agreement, the Company has committed to purchase a minimum quantity of iPhone products over a period of three years, which are expected to represent a significant portion of the Company total cellular handsets purchase amounts, over that period.

8.	In May 2016, the Company entered into several agreements aiming to provide the Company with a comprehensive CRM SAAS solution, on a cloud 'software as a service', or SAAS, basis, which, when completed, will gradually replace all the Company current CRM systems with one CRM solution that will serve both the Company cellular and fixed-line segments. These agreements include the following main agreements:

An agreement with salesforce.com EMEA Limited, or Salesforce, for the provision of Salesfoce's CRM SAAS platform, including various products and services and support for the agreement term.  The agreement is valid until August 2019, and may be terminated by the Company in April 2018.  The Company also has an option to renew the agreement for two additional periods of 5 years each under certain terms.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 30 - Commitments (cont'd)

Two agreements with Vlocity UK Ltd., or Vlocity, as follows: (i) an agreement for the provision of Vlocity's telecom-CRM SAAS solution, based on Salesforce platform, including support for such services for the agreement term. This agreement is valid until November 2019, and may be terminated by the Company in April 2018; and (ii) an agreement for the development and customization for Salesforce's and Vlocity's CRM solution. This agreement will be valid until the project is completed, and may be terminated by the Company subject to prior written notice.

Note 31 - Contingent Liabilities

In the ordinary course of business, the Group is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the consolidated financial statements in respect of all lawsuits against the Group amounted to NIS 60 million (see also Note 14, regarding Provisions).

Described hereunder are the outstanding lawsuits against the Group, classified into groups with similar characteristic. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group.

1.	Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly purported class actions, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. As of December 31, 2016, the amounts claimed from the Group by its customers sum up to NIS 23.447 billion (including class actions as detailed below). In addition, there are other purported class actions against the Group, in which the amount claimed has not been quantified if certified as class actions and in respect of which the Group has an additional exposure to the above mentioned. In addition, there are other purported class actions for approximately NIS 300 million, that have been filed against the Group and other defendants together without specifying the amount claimed from the Group, which the Group has an additional exposure to the above mentioned and there are other purported class actions, that have been filed against the Group and other defendants together in which the amount claimed has not been quantified if certified as class actions and in respect of which the Group has an additional exposure to the above mentioned.

In June 2016, the court approved a settlement agreement in relation to a lawsuit filed against the Group in September 2011 and approved as a class action in November 2013, relating to an allegation that the Group breached the agreements with its subscribers by failing to provide them with the full rebates they are entitled to under their agreements. The total amount claimed was estimated by the plaintiff to be approximately NIS 15 million.

In August 2016, the District court approved a request to certify a lawsuit filed against the Company in February 2015 as a class action, relating to an allegation that the Company unlawfully, in violation of the applicable law, charged its subscribers with early termination fees. The total amount claimed was estimated by the plaintiff to be approximately NIS 15 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 31 - Contingent Liabilities (cont'd)

In October 2016, the District court approved a request to certify a lawsuit filed against the Company in January 2013 as a class action, relating to an allegation that the Company unlawfully, in violation of the applicable law, charged its subscribers before the subscribers' portability to its network was completed. The total amount claimed was estimated by the plaintiff to be approximately NIS 19 million.

In December 2016, the District court partially approved a request to certify a lawsuit filed against the Company in July 2014 as a class action, relating to an allegation that the commercial messages the Company sent to its subscribers failed to meet the requirements by applicable law. In January 2017, after the end of the reporting period, the plaintiffs appealed the dismissal of the allegations which were not approved, to the Supreme Court. The total amount claimed was estimated by the plaintiffs to be approximately NIS 21 million.

In January 2017, after the end of the reporting period, the District court partially approved a request to certify a lawsuit filed against the Group in February 2013 as a class action, relating to an allegation that the Group failed to disconnect customers within the time frame set in its license and applicable law. In March 2017, after the end of the reporting period, the plaintiffs appealed the dismissal of the allegations which were not approved, to the Supreme Court. The total amount claimed was estimated by the plaintiff to be approximately NIS 72 million.

Of all the consumer purported class actions, in two purported class actions in a total amount estimated by the plaintiffs to be approximately NIS 15.021 billion, settlement agreements were filed with the court and the proceedings are still pending.

Of all the consumer purported class actions, there are six purported class actions for approximately NIS 143 million, a purported class action, in which the amount claimed has not been quantified if certified and two other purported class actions that have been filed against the Group and other defendants together without specifying the amount claimed from the Group, which at this early stage it is not possible to assess their chances of success.

After the end of the reporting period, three purported class actions against the Group, in the total sum estimated by the plaintiffs to be approximately NIS 13 million, a purported class action for approximately NIS 6.7 billion, that has been filed against the Group and other defendants together and two other purported class actions against the Group and other defendants together without specifying the amount claimed from the Group, were concluded.

After the end of the reporting period, two purported class actions have been filed against the Group in the total sum estimated by the plaintiffs to be approximately NIS 16 million. At this early stage it is not possible to assess their chances of success.

Described hereunder are the outstanding consumer class actions and purported class actions against the Group broken down by amount claimed if the lawsuit is certified as class action, as of December 31, 2016:

Claim amount	Number of claims	Total claims amount (NIS millions)
Up to NIS 100 million	22	465
NIS 100-500 million	6	1,307
Above NIS 1 billion	2	21,675
Unquantified claims	13	-
Against the Group and other defendants together	1	300
Unquantified claims against the Group and other defendants	8	-

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 31 - Contingent Liabilities (cont'd)

Described hereunder are purported class actions against the Group, in which the amount claimed was NIS 1 billion or more:

1.	In March 2015, a purported class action in a total amount estimated by the plaintiffs to be approximately NIS 15 billion, if the lawsuit is certified as class action, was filed against the Company, by plaintiffs alleging to be subscribers of the Company, in connection with allegations that the Company unlawfully violated the privacy of its subscribers. In February 2017, after the end of the reporting period, a settlement agreement was filed with the court and proceedings are still pending.

2.	In July 2015, a purported class action was filed against 013 Netvision Ltd., or Netvision, the Company's wholly owned subsidiary and three other defendants, alleging that another defendant unlawfully sold the other defendants, including Netvision, private data of its customers, which was used by the other defendants to approach such customers with commercial proposals. The amount claimed from each of the defendants allegedly purchasing the data, including Netvision, had the lawsuit been certified as a class action, was estimated by the plaintiff to be NIS 1,000 for each customer whose private data it allegedly purchased and/or each approach made to such customers, the total of which was assessed by the plaintiff to be approximately 1.5 million customers. In August 2016, the purported class action against Netvision, was dismissed at the request of the plaintiff.

3.	In December 2015, a purported class action was filed against the Company and two other defendants, alleging that the defendants unlawfully offer cellular pre-paid calling cards for very high prices by allegedly coordinating such prices among them. The total amount claimed from all defendants, including the Company, had the lawsuit been certified as a class action, was estimated by the plaintiffs to be approximately NIS 13 billion, out of which, based on the data specified in the lawsuit by the plaintiffs, an estimated amount of approximately NIS 6.7 billion was claimed from the Company. In September 2016, the purported class action was dismissed by the District Court. In November 2016, the plaintiffs filed an appeal regarding the District Court's decision and in January 2017, after the end of the reporting period, the Supreme Court dismissed their appeal.

2.	Environmental claims

In the ordinary course of business, lawsuits have been filed against the Group in issues related to the environment, including lawsuits regarding non-ionizing radiation from cellular handsets and lawsuits in connection with the Company's sites. These are mostly purported class actions, relating to allegations for unlawful conduct or breach of license causing monetary and non-monetary damage (including claims for future damages).

In July 2014, the Court dismissed the motion to certify 2 class actions against the Group in which the original total amounts claimed from the Group were approximately NIS 4.7 billion, with prejudice, except in respect of three issues that were detailed in settlements of similar class action claims made against Pelephone and Partner and approved by the court, which the Group was willing to adopt as well. These three issues relate to the cellular operators undertaking to provide certain information regarding non-ionizing radiation, sell certain accessories at a discount and conduct certain tests to handsets at certain circumstances. In September 2016, the court approved a similar settlement agreement between the Group and the plaintiffs. The costs of execution of such agreement are immaterial to the Group.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 31 - Contingent Liabilities (cont'd)

3.	Employees, subcontractors, suppliers, authorities and others claims

In the ordinary course of business, lawsuits have been filed against the Group by employees, subcontractors, suppliers, authorities and others which deal mostly in claims for breach of provisions of the law governing termination of employment and obligatory payments to employees, claims for breach of agreements, copyright and patent infringement and compulsory payments to authorities.

As of December 31, 2016, the amounts that are claimed from the Group under the said claims total approximately NIS 82 million. During the reporting period, a lawsuit against the Company and two other cellular operators, for an alleged patent infringement in iPhone handsets, was dismissed with prejudice. In addition, a lawsuit against the Company in a sum of NIS 3 million, was dismissed with prejudice.

Liens and guarantees

As part of issuance of the Series B and F through K debentures and the loan agreements which the Company entered into, the Company committed not to create liens on its assets, subject to certain exceptions.

The Group has given bank guarantees as follows:

a.	To the Government of Israel (to guarantee performance of the Cellular License) - NIS 80 million.

b.	To the Government of Israel (to guarantee performance of the Licenses of the Group) - NIS 12 million.

c.	To suppliers, government institutions and others - NIS 252 million.

Note 32 - Regulation and Legislation

1.	Under an interim order issued by the Supreme Court in September 2010, the Company is unable to rely on the exemption from obtaining a building permit for the construction of radio access devices under cellular networks, other than to replace or relocate existing radio access devices in certain conditions, until regulations limiting such reliance are enacted or a different decision by the court is made. Certain relaxation to the prohibition, allowing the replacement of radio access devices under certain conditions, was approved by the Court with the Attorney General's approval, in March 2016. In 2017, after the end of the reporting period, the Ministry of Finance approved and is in the process of deliberations with other regulators on new draft regulations setting procedures for making changes in existing radio access devices including replacement thereof and for the construction of a limited number of new radio access devices exempt from building permits, but requiring certain municipal procedures.

2.	In May 2012, the Israeli Minister of Communications published a policy document regarding landline wholesale services, which mainly provided for: (1) the creation of an effective wholesale telecommunications access market in Israel, as Bezeq and Hot will allow other operators that do not own an infrastructure, to use their infrastructure in order to provide services to end users; (2) the gradual annulment of the structural separation in the Bezeq and Hot groups and its replacement with an accounting separation and change of the supervision on Bezeq retail tariffs to maximum tariffs rather than the current setting of fixed tariffs , generally depending on the development of a wholesale market and the state of competition in the market, and with relation to television broadcasting services, if there is a reasonable possibility of providing a basic package of television services through the internet by providers without a national landline infrastructure.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 32 - Regulation and Legislation (cont'd)

In February 2015, the wholesale landline market was formally launched in Israel in regards to internet infrastructure services. Landline telephony service which was to be provided as of May 2015, has not been provided yet and in December 2015 the Ministry of Communications published a hearing for an alternative temporary one year resale telephony service, at substantially higher tariffs than those set for the telephony wholesale service. Further, although the wholesale market was formally applicable to Hot's infrastructure as well, Hot's infrastructure has been effectively excluded from the wholesale market and in January 2016, the Ministry of Communications published a hearing proposing to set maximum tariffs for Hot's wholesale internet infrastructure services and noting it will not interfere with the tariffs Hot has set for its wholesale telephony service but since then has not published maximum tariffs for Hot's wholesale internet infrastructure (Hot filed a petition against the MOC in February 2017, after the end of the reporting period, claiming the MOC is required to hold another hearing prior to setting such maximum tariffs), nor has the MOC published other decisions in regards to the technological implementation of the wholesale landline market on Hot's infrastructure yet.

Further, in January 2016, the Ministry of Communications announced its intention to annul Bezeq and Hot's structural separation as part of its plan to ensure massive investment in fiber optics infrastructure in Israel. In December 2016 the Ministry of Communication informed Bezeq that it intends to hold a public hearing regarding a possible annulment of the corporate separation and thereafter the structural separation in the Bezeq group.

In December 2016, the Israeli Arrangements Law for 2017-2018 amended the Communications Law applying certain wholesale obligations on all landline operators, including the Company and requiring all landline operators to grant all other landline operators access to their passive infrastructure (except IBC's passive infrastructure), the terms of which (with the exclusion of Bezeq whose terms are set by the regulator) will be negotiated by the parties. However, until October 2017, such requirement will not apply to a unified license landline operator's infrastructure (including the Company and Partner), nor will IBC, Hot or Bezeq be able to use each other's infrastructure.

3.	In May and July 2014, the Ministry of Communications set certain requirements for the approval of network sharing by the Ministry of Communications, including the following principles: (1) sharing of passive elements of cell sites and active sharing of antennas among all cellular operators are encouraged; (2) active sharing of radio networks using shared equipment and frequencies will be allowed only between an operator with a partial 3G network deployment and an operator with a full 3G network deployment, whereas such sharing will not be allowed for two operators with full 3G network deployment; (3) sharing of transmission from cell sites among operators sharing frequencies is generally allowed; (4) investing in a 4G network will be considered as meeting an operator's undertaking to deploy a 3G network under certain conditions; (5) approval of active sharing of radio networks using shared equipment and frequencies shall be for a limited period, only if there are at least three independent cellular networks in Israel, and is conditioned upon certain conditions, including: (i) the obligation to allow other operators to join on terms similar to the terms granted to the sharing operator with the smallest market share; (ii) the obligation to host a Mobile Virtual Network Operator without the other sharing operators' consent; (iii) the shared radio network must be operated through a joint entity held equally by the sharing operators, which entity will be required to obtain a license from the Ministry of Communications and will use the frequencies allocated to sharing operators; and (iv) the radio elements of the shared network will be held in equal parts by the sharing operators, and each of the sharing operators will have the right to use other sharing operators' passive infrastructure including following termination of the agreement.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 32 - Regulation and Legislation (cont'd)

For details regarding the Company's network sharing and hosting agreements with Xfone and Golan (after Golan shall be owned by Electra), pending regulatory approvals see Note 30, regarding Commitments.

4.	In January 2017, after the end of the reporting period, the Company's cellular license was amended to include a reduced Israeli holding requirement of 5% of the Company's outstanding share capital and other means of control, effective as of July 2017. Until then, the Company is not required to have Israeli holdings, subject to certain requirements.

5.	In June 2016, an advisory committee for the regulation of broadcasting nominated by the Ministry of Communications published its final recommendations, including classification of the audio visual providers in the market into categories and determination of the regulation applied to each class as follows: under 10% market share - self regulation; more than 10% market share - narrow regulation involving a mandatory license; and more than 10% market share for 3 consecutive years - full regulation, including mandatory investments and original Israeli content financing. The implementation of such recommendations is subject to the adoption thereof by legislation.

Note 33 - Related Parties

A.	Balance sheet

	December 31,	December 31,
	2015	2016
	NIS millions	NIS millions
Current assets	3	1
Current liabilities	-	1
Long-term liability - debentures (including current maturity)*	6	3

* Debentures balance held by related parties, which includes debentures held for the benefit of the public, through, among others, provident funds, mutual funds and pension funds, as of December 31, 2016 and 2015, is NIS 25 million par value linked to the CPI and NIS 53 million par value linked to the CPI, respectively.

B.	Transactions with related and interested parties executed in the ordinary course of business at regular commercial terms:

	Year ended December 31,
	2014	2015	2016
	NIS millions	NIS millions	NIS millions
Income:

Revenues	12	16	17

Expenses:

Cost of revenues and other	24	25	16

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 33 - Related Parties (cont'd)

In the ordinary course of business, from time to time, the Group purchases, leases, sells and cooperates in the sale of goods and services or otherwise engages in transactions with entities that are members of the IDB group or other interested or related parties.

The Group has examined said transactions and believes them to be on commercial terms comparable to those that the Group could obtain from/ provide to unaffiliated parties.

C.	Key management personnel compensation

In addition to their salaries, the Group also provides non-cash benefits to executive officers (such as a car, medical insurance, etc.), and contributes to a post-employment defined benefit plan on their behalf.

The Group has undertaken to indemnify the Group's directors and officers, as well as certain other employees for certain events listed in the indemnifications letters given to them.  The aggregate amount payable to all directors and officers and other employees who may have been or will be given such indemnification letters is limited to the amounts the Group receives from the Group’s insurance policy plus 30% of the Group’s shareholders’ equity as of December 31, 2001 or NIS 486 million, adjusted for changes in the Israeli CPI.

Executive officers also participate in the Group’s share option program (see Note 20, regarding Share-Based Payments).

Key management personnel compensation is comprised of:

	Year ended December 31,
	2014	2015	2016
	NIS millions	NIS millions	NIS millions
Short-term employee benefits	3	4	4
Share-based payments	-	1	1

	3	5	5

D.	Agreements with DIC

In October 2006, the Company entered into an agreement with DIC pursuant to which DIC provides the Company with advisory services in the areas of management, finance, business and accountancy. In October 2015, the agreement was amended so that the annual consideration for DIC management services would be equal to the director's fees (both the annual fee and the meeting attendance fee) paid to the Company's external and independent director (which is in the amount of NIS 134,180 per year and NIS 4,035 per meeting, adjusted for changes in the Israeli CPI for October 2015), for each director that DIC nominates or proposes to the Company's Board of Directors, but no more than five directors (replacing the fixed consideration of NIS 2 million (linked to the Israeli Consumer Price Index for June 2006) plus VAT per year, paid to DIC until December 31, 2014). As of the financial statements signing date, the Company's Board of directors includes two directors nominated or proposed by DIC. This agreement is for a term of one year and is automatically renewed for one-year terms (however the extension thereof after October 2018 requires the approvals of the parties organs according to the Israeli Companies Law), unless either party provides 60 days prior notice to the contrary.

Item 3

Management Annual Report on Internal Control over Financial Reporting

The management of Cellcom Israel Ltd., or the Company, is responsible for establishing and maintaining adequate internal control over the Company's financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting, as of December 31, 2016. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

Based on the Company's assessment, the Company's management believes that as of December 31, 2016 the Company's internal control over financial reporting is effective based on these criteria.

The effectiveness of the Company's management's internal control over financial reporting as of December 31, 2016 has been audited by the Company's joint independent registered public accounting firms, Somekh Chaikin, a member of KPMG International, and Keselman & Keselman, a member of PricewaterhouseCoopers International Limited, and their report as of March 14, 2017, expresses an unqualified opinion on the Company's internal control over financial reporting.

Date: March 14, 2017

/s/ Nir Sztern	/s/ Shlomi Fruhling
Name: Nir Sztern	Name: Shlomi Fruhling
Chief Executive Officer	Chief Financial Officer

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	March 15, 2017	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary